SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                Americredit Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03060R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 Miami, FL 33137
                                 (305) 358-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 24, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  03060R101
           ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,974,700

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     22,224,669

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,224,669

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.1%

14.  TYPE OF REPORTING PERSON

     IA

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     492,652

8.   SHARED VOTING POWER

     16,974,700

9.   SOLE DISPOSITIVE POWER

     492,652

10.  SHARED DISPOSITIVE POWER

     22,224,669

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,717,321

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5%

14.  TYPE OF REPORTING PERSON

     IN, HC

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Funds, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,692,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     16,692,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,692,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4%

14.  TYPE OF REPORTING PERSON

     IC

 CUSIP No. 03060R101
           ---------

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

       The name of the issuer is AmeriCredit Corp. (the "Issuer"). The address of the Issuer's offices is 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102. This Schedule 13D, Amendment No. 1, relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------

Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D, Amendment No. 1, is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland investment company and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

     The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

       The funds for the purchase of the Shares came from the working capital of the Fund and the advisory accounts over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

       No borrowed funds were used to purchase the Shares.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON NOVEMBER 6, 2008 IS AMENDED AND RESTATED AS FOLLOWS:

       The Reporting Persons originally acquired Shares for investment purposes. The Reporting Persons filed a Schedule 13D on November 6, 2008 indicating their intention to enter into discussions with the Issuer concerning potential transactions. Subsequently, the Reporting Persons engaged in such discussions, resulting in the transactions referred to below.

       On November 24, 2008, the Fund entered into the following agreements: (1) the Exchange Agreement dated November 24, 2008 between the Issuer and the Fund attached as Exhibit C, and (2) the Note Purchase Agreement dated November 24, 2008 between the Issuer and certain of its related persons and the Fund attached as Exhibit D. Under the Exchange Agreement, the Fund, Fairholme (on behalf of certain advisory accounts through which it has beneficial ownership of the Shares) and certain related persons of Fairholme have agreed not to acquire shares of the Issuer such that such persons and accounts would become the beneficial owners of more than 20% of the Issuer's outstanding voting shares, and not to dispose of any shares of the Issuer (except subject to certain limitations) until the closing of the exchange contemplated by the Exchange Agreement. Upon such closing, the Fund and Fairholme (on behalf of certain advisory accounts through which it has beneficial ownership of the Shares) is obligated to enter into a Standstill Agreement, the form of which is attached thereto. It is contemplated under the Standstill Agreement that the board of directors of the Issuer will be increased by one member and that Mr. Bruce Berkowitz, the managing member of Fairholme, will become a member of the board of directors of the Issuer. In connection with these arrangements, Mr. Bruce Berkowitz has agreed to enter into a separate Standstill Agreement, a form of which is attached to the Exchange Agreement.

       The Reporting Persons may have continued discussions with the Issuer regarding the transactions described above or future transactions.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 22,224,669 Shares (19.1%) of the Issuer, the Fund may be deemed to be the beneficial owner of 16,692,000 Shares (14.4%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 22,717,321 Shares (19.5%) of the Issuer, based upon the 116,284,194 Shares outstanding as of October 31, 2008, according to the Issuer.

       Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 492,652 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 16,974,700 Shares, Fairholme Funds, Inc. has the shared power to vote or direct the vote of 16,692,000 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 16,974,700 Shares to which this filing relates.

       Fairholme has the sole power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 492,652 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 22,224,669 Shares, Fairholme Funds, Inc. has the shared power to dispose or direct the disposition of 16,692,000 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 22,224,669 Shares to which this filing relates.

       The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the period following the filing of the
Schedule 13D on November 6, 2008 by the Reporting Persons are set forth in Exhibit B and were effected in the open market, except as noted in Exhibit B.

       The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON NOVEMBER 6, 2008 IS AMENDED AND RESTATED AS FOLLOWS:

       Pursuant to the Exchange Agreement, dated November 24, 2008, between the Issuer and the Fund, the Fund will exchange an amount of the Issuer's 8.50% Senior Notes due 2015 (which amount shall be determined by the terms of the Exchange Agreement) held by the Fund for an aggregate of 15,122,670 unregistered shares of Common Stock of the Issuer. The closing of the exchange will be contingent upon, among other matters, the Fund's purchase of AA/A rated notes of AmeriCredit Automobile Receivables Trust 2008-2 (the "Trust"), a Delaware statutory trust and affiliate of the Issuer, pursuant to the Note Purchase Agreement (as described below), the expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the execution of certain agreements among the Issuer, the Reporting Persons and certain related parties which agreements shall include, without limitation, the Standstill Agreements in the form attached to the Exchange Agreement. The Exchange Agreement also provides to the Fund certain preemptive rights to maintain its pro-rata equity ownership of the Issuer; provided that the Fund shall not have such rights with respect to certain issuances of the Issuer's securities including, without limitation, to officers and other employees of the Issuer, incident to certain financing transactions, upon certain conversions of outstanding securities and upon certain mergers and acquisitions transactions. These preemptive rights shall expire upon the termination of certain restrictions set forth in the Standstill Agreements. The Issuer and the Fund will also enter into a registration rights agreement pursuant to which the Issuer will undertake to register, on certain terms and conditions, the shares of Common Stock issued to the Fund.

       Pursuant to the Note Purchase Agreement, dated November 24, 2008, between the Issuer, certain of its affiliates and the Fund, the Fund will purchase approximately $123 million aggregate principal amount of certain classes of unregistered asset-backed notes issued by the Trust. The assets of the Trust will include a pool of retail installment sale contracts secured by new or used automobiles, light duty trucks and vans and certain monies due thereunder. The closing of the note purchase will be contingent upon, among other matters, the Fund having received copies of the ratings letters delivered by S&P and Moody's indicating that the Class B Notes (as defined therein) are rated at least "AA" by S&P and "Aa2" by Moody's on the closing date and that the Class C Notes (as defined therein) are rated at least "A" by S&P and "A3" by Moody's on the closing date. The Trust, the Issuer and certain of its affiliates and the Fund will also enter into a registration rights agreement pursuant to which the Trust, the Issuer and the affiliates will undertake to register, on certain terms and conditions, the Class B Notes and Class C Notes delivered to the Fund.

       The foregoing descriptions of the agreements are qualified in their entirety by the terms of the attached agreements.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:


Exhibit A      An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons during the period following the filing of the Schedule 13D on November 6, 2008 is filed herewith as Exhibit B.

Exhibit C      Exchange Agreement, dated November 24, 2008, between the Issuer and the Fund.

Exhibit D      Note Purchase Agreement, dated November 24, 2008, between the
               Issuer and the Fund.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 24, 2008
-----------------------
(Date)


Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz

                                                                      Exhibit A
                                                                      ---------


                                    AGREEMENT
                                    ---------

     The undersigned agree that this Schedule 13D, Amendment No. 1, dated November 24, 2008 relating to the Common Stock, $0.01 par value of Americredit Corp. shall be filed on behalf of the undersigned.



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz





November 24, 2008

                                                                       Exhibit B
                                                                       ---------

               Transactions in the Shares -- The Reporting Persons


Fairholme Capital Management, L.L.C.

Purchase/Sale/Transfer In/Transfer Out
Transfer among funds and accounts/          Date of        Number        Price
Account Terminated                        Transaction     of Shares    per Share

Transfer among funds and accounts          11/7/2008       808,651          (1)
Transfer among funds and accounts         11/10/2008         3,596          (1)
Transfer Out                              11/10/2008         2,611          (2)
Sale                                      11/10/2008         4,000     $5.60
Transfer among funds and accounts         11/11/2008        94,050          (1)
Transfer Out                              11/11/2008           918          (2)
Sale                                      11/12/2008         1,063     $5.14
Transfer among funds and accounts         11/12/2008        18,416          (1)
Transfer Out                              11/12/2008           966          (2)
Transfer among funds and accounts         11/13/2008        35,113          (1)
Transfer Out                              11/13/2008        21,147          (2)
Sale                                      11/13/2008        20,441     $4.88
Sale                                      11/13/2008         2,409     $5.11
Sale                                      11/14/2008         1,400     $5.20
Account Terminated                        11/14/2008         7,700     $5.09(3)
Transfer among funds and accounts         11/14/2008        20,077          (1)
Sale                                      11/17/2008         1,760     $4.98
Transfer among funds and accounts         11/17/2008         1,342          (1)
Account Terminated                        11/20/2008        16,200     $4.46(3)
Account Terminated                        11/20/2008         5,700     $4.40(3)
Sale                                      11/20/2008         2,562     $4.64
Transfer Out                              11/20/2008       269,075          (2)
Account Terminated                        11/21/2008        10,700     $4.08(3)


Bruce R. Berkowitz
                                           Date of        Number        Price
Purchase/Sale                            Transaction     of Shares    per Share


Transfer In                                11/7/2008       235,560          (4)
Transfer In                                11/7/2008        22,237          (5)
Transfer In                               11/11/2008         2,709          (5)
Transfer In                               11/12/2008            27          (5)
Transfer In                               11/13/2008            60          (5)


(1) Due to a distribution of assets, ownership of these securities was transferred from one of Fairholme's private funds to its investors. The investors subsequently placed the securities in separately managed accounts advised by Fairholme Capital Management, L.L.C.

(2) Due to a distribution of assets from one of Fairholme's private funds to its investors, these securities are no longer deemed to be beneficially owned by the Reporting Persons.

(3) The securities were held in a managed account managed by Fairholme Capital Management, L.L.C. pursuant to an investment management agreement that was terminated. Accordingly, Fairholme Capital Management, L.L.C. and Mr. Berkowitz are no longer deemed to be beneficial owners of such securities.

(4) The securities were transferred from Fairholme's private funds to Fairholme Capital Management, L.L.C. and they were subsequently transferred to entities for which Bruce R. Berkowitz is the beneficial owner.

(5) Due to a distribution of assets, ownership of these securities was transferred from one of Fairholme's private funds to entities for which Bruce R. Berkowitz is the beneficial owner.

                                                                       Exhibit C
                                                                       ---------


                                November 24, 2008




Fairholme Funds, Inc.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137
Attention:  President

Dear Mr. Berkowitz:

          This letter agreement is intended to confirm our agreement regarding the terms of the exchange (the "Exchange") of (i) our 8.50% Senior Notes due 2015 held by you (the "Notes") and the subject of the Indenture, dated as of June 28, 2007, with HSBC Bank USA, National Association, as Trustee, for (ii) an aggregate of 15,122,670 shares of our common stock, par value $.01 per share (the "Common Stock"), of AmeriCredit Corp., a Texas corporation (the "Company").

          We have agreed as follows:

          1. The Exchange. Subject to the terms hereof, the Company agrees to issue to you an aggregate of 15,122,670 shares of Common Stock (the "Company Shares") in exchange for an aggregate principal amount of the Notes held by you (the "Exchange Notes") on the Closing Date (as herein defined) equal to the Exchange Note Amount (as herein defined), and you agree to deliver the Exchange Notes to the Company for cancellation on the Closing Date in exchange for the Company Shares. The Company shall deliver the Company Shares in accordance with written instructions received from you at least two (2) days prior to the Closing Date, together with cash in an aggregate amount equal to the sum of (i) an amount equal to the accrued and unpaid interest on the Exchange Notes until the occurrence of the Closing Date, and (ii) the Fractional Amount (as herein defined), by wire transfer to an account set forth in written instructions received from you at least two (2) days prior to the Closing Date, and you shall deliver the Exchange Notes to the Company in the manner set forth in paragraph 2 of this letter agreement. In the case of the exchange of Notes having an aggregate principal amount exceeding the Exchange Note Amount, the Company shall cancel the Notes delivered to the Company hereunder and shall execute and deliver a new Note to you of like tenor having a principal amount equal to such excess aggregate principal amount over the principal amount of the Exchange Notes to be delivered to the Company hereunder. As used herein, the term "Exchange Note Amount" shall mean an aggregate face amount of Notes held by you determined by multiplying the lesser of (i) 120% of the average of the closing prices of the Common Stock on the New York Stock Exchange for each of the ten consecutive days on which such exchange is open for trading immediately preceding the Closing Date, or (ii) $6.02, by 15,122,670, and then dividing the product so obtained by 0.84; provided, if the amount so produced is not evenly divisible by 1,000, the Exchange Note Amount shall be rounded up to an amount that is evenly divisible by 1,000 (the difference between the amount derived after dividing such product by 1,000 and the Exchange Note Amount is referred to herein as the "Fractional Amount").

          2. Closing. In order to complete the Exchange, we will hold a closing on the latest of (a) the day that the Securitization Transaction (as defined herein) is consummated, (b) the next business day after the expiration of the 10 day period following the mailing by the Company to its shareholders of a letter alerting them to the issuance of the Company Shares and its omission to seek shareholder approval as required by Rule 312.05 of the NYSE Listed Company Manual, and (c) the next business day after all waiting periods applicable to the Exchange under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), have expired or early termination of any waiting periods has been received (such date being referred to as the "Closing Date"). Prior to the Closing Date, the Company will deliver to one or more custodians for you, one or more certificates registered in the name of the nominee of the custodian, evidencing the Company Shares against delivery of the Exchange Notes to HSBC Bank USA, National Association, for the benefit of the Company, through the facilities of The Depository Trust Company ("DTC"). The custodians will execute such documents as reasonably necessary to evidence receipt of such certificates. If for any reason the closing does not occur within twenty-four hours of the Company's delivery to the custodians of the certificates, the custodians shall immediately return such certificates to the Company or an authorized representative thereof. At the closing, you will cause to be delivered to HSBC Bank USA, National Association, for the benefit of the Company, the Exchange Notes through the facilities of DTC, and then the Company will cause to be delivered to you the Company Shares through the facilities of your custodian.

          3. The Company's Representations. The Company represents and warrants to you as follows:

               (a) Organization, Authority, etc. The Company (i) is a corporation duly incorporated and validly existing under the laws of the State of Texas, (ii) is not an "investment company" as defined in the Investment Company Act of 1940, as amended, (iii) has all requisite corporate power to own or lease and operate its properties and assets and to carry on its business as now conducted, and (iv) is duly qualified or licensed to do business and is in good standing as a foreign corporation in all jurisdictions in which it owns or leases property or in which the conduct of its business requires it so to qualify or be licensed, except in each of case (iii) and (iv) as could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the assets, business, properties or financial condition of the Company and its subsidiaries, taken as a whole. The Company has all requisite corporate power to enter into this letter agreement and the other Transaction Documents, to issue the Company Shares and to perform its obligations hereunder and thereunder.

               (b) Corporate Acts and Proceedings. The execution and delivery of this letter agreement and the Transactions contemplated hereby have been duly and validly authorized by the Company, and all necessary corporate action has been taken to make this letter agreement and each other Transaction Document a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except that the enforcement thereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). The execution and delivery of this letter agreement and each other Transaction Document and the consummation of the Transactions contemplated hereby and thereby do not require any governmental or other third party consent, registration or approval other than (i) in connection with the HSR Act, (ii) as contemplated by the Registration Rights Agreement, and
(iii) for approval of the Company Shares for listing on the New York Stock Exchange.

               (c) Valid Issuance. Upon delivery by you of the Exchange Notes to HSBC Bank USA, National Association, for the benefit of the Company, through the facilities of DTC, the Company Shares when issued will be duly and validly issued, fully paid and nonassessable.

               (d) Financial Statements and Reports. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") during the last three years pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's most recent annual report on Form 10-K and each other report, registration statement, proxy statement and other document filed with the SEC during the last three years (the "SEC Documents") complied at the time of filing (or, if amended, at the time of amendment) in all material respects with the requirements of the Exchange Act, and, as of the date of filing with the SEC, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (e) Compliance with Other Instruments. Neither the execution and delivery by the Company of this letter agreement or any of the other Transaction Documents (as defined below), nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Company is a party or by which the Company is bound or to which any material property or assets of the Company are subject,
(ii) result in any violation of the provisions of the articles of incorporation or by-laws of the Company, (iii) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its respective properties, which is binding on the Company, (iv) result in the creation under any agreement or instrument of any lien, security interest, encumbrance or other claim upon any of the material property or assets of the Company, or (v) create in any person or entity, with the passage of time or otherwise, any right to terminate any agreement with the Company or otherwise exercise any rights against the Company or cause any payment or performance obligation of the Company to be accelerated, except in each case (iii) and (v) as could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the assets, business, properties or financial condition of the Company, taken as a whole.

               (f) Texas Business Combination Law. Assuming you have not become the beneficial owner of 20% or more of the Company's outstanding voting shares prior to the entering into of this letter agreement, and have not been the beneficial owner of 20% or more of the Company's outstanding voting shares at any time within the three year period preceding the entering into of this letter agreement, the Company, pursuant to authority evidenced by resolutions of its Board of Directors duly adopted at a meeting thereof, has taken all requisite corporate and other actions to make inapplicable to each of the transactions contemplated by or permitted under the Exchange Agreement, the Securitization Transaction, the Standstill Letter, the Berkowitz Standstill Letter and the Registration Rights Agreement (collectively, the "Transactions"), and to exempt the Transactions fully from, the Texas Business Combination Law ("TBCL"). For purposes hereof, the term "beneficial ownership" shall have such meaning ascribed thereto in the TBCL.

               (g) After giving effect to the transactions contemplated hereby and to the other Transactions, the Company will not be insolvent.

          4. Exchanging Holder Representations. You represent and warrant to the Company as follows:

               (a) Authorization. You have the requisite power and authority to enter into this letter agreement and to perform your obligations hereunder. The execution and delivery of this letter agreement and the transactions contemplated hereby have been duly and validly authorized by you, and all necessary action has been taken to make this letter agreement your legal, valid and binding obligation, enforceable in accordance with its terms, except that the enforcement hereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

               (b) Access to Information. The Company has made available to you all reports, schedules, forms, statements and other documents publicly filed by the Company with the SEC for the last three years through the date hereof pursuant to the reporting requirements of the Exchange Act, and you have received physical delivery of all such documents, records and information which you have requested, and have had adequate opportunity to ask questions of, and receive answers from, the Company's officers, employees, and representatives concerning the Company's business, operations, financial condition, assets, liabilities, or any other matters relevant in making the Exchange. You acknowledge that (i) the Company may possess and may hereafter possess certain non-public information which may constitute material information with respect to the Company or the Exchange, (ii) you have declined and do hereby decline to receive such non-public information, and (iii) the Company is relying on the provisions of this paragraph in connection with the Exchange.

               (c) Title to the Exchange Notes. Immediately prior to the closing, you will have title to the Exchange Notes, free and clear of all claims, liens, title defects and objections or equities of any kind and nature whatsoever.

               (d) Securities Act. You represent that you are an "accredited investor" as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and that you are acquiring the Company Shares solely for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.

               (e) Brokers and Finders. Neither you nor any of your subsidiaries or affiliates, nor any of their respective officers, directors, employees or agents has utilized any broker, finder, placement agent or financial advisor or incurred any liability for any fees or commissions in connection with the Exchange.

               (f) Ownership Interest in the Company. As of the date hereof, without giving effect to the Exchange, you, together with the advisory accounts through which Fairholme Capital Management, L.L.C. (or any related or Affiliated (as such term is defined under Rule 405 under the Securities Act of 1933, as amended) person or persons, including, without limitation, those personal and family accounts of the managing member thereof) beneficially owns (within the meaning of Section 13(d) of the Exchange Act) Common Stock, or any Affiliates or any persons with whom you have formed a group (within the meaning of Section 13(d)(3) of the Exchange Act) (together, the "Restricted Persons") beneficially own (as defined in Rule 13d-3 of the Exchange Act) in the aggregate 22,717,321 shares of the Company's Common Stock. The Restricted Persons have not become the beneficial owner of 20% or more of the Company's outstanding voting shares prior to the entering into of this letter agreement, and have not been the beneficial owner of 20% or more of the Company's outstanding voting shares at any time within the three year period preceding the entering into of this letter agreement.

          5. Conditions of Parties' Obligations. The respective obligations of each party to consummate the Exchange are subject only to (a) in the case of the Company's obligations to consummate the Exchange, the closing and funding by you of the Securitization Transaction (as hereinafter defined), (b) the expiration or early termination of all waiting periods applicable to the Exchange under the HSR Act, (c) execution and delivery of the Transaction Documents by the other parties thereto, (d) each of the representations and warranties of the other party set forth herein being true and correct on the Closing Date with the same effect as if made on the Closing Date, (e) you shall have received from Hunton & Williams LLP, counsel for the Company, a favorable opinion, dated the Closing Date in substantially the form attached hereto as Exhibit A, (f) you having received from the Company a certificate dated as of the Closing Date executed by an authorized officer of the Company to the effect that the signer of such certificate has carefully examined this Agreement and that: (i) the representations and warranties of the Company in this Agreement are true and correct at and as of the Closing Date with the same effect as if made on the Closing Date and (ii) the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date, and (g) the Company has received from you a certificate dated as of the Closing Date executed by an authorized officer to the effect that the signer of such certificate has carefully examined this Agreement and that: (i) your representations and warranties in this Agreement are true and correct at and as of the Closing Date with the same effect as if made on the Closing Date and (ii) you have complied with all the agreements and satisfied all the conditions on your part to be performed or satisfied at or prior to the Closing Date.

          6. Additional Agreements of the Parties.

               (a) Securitization Transaction. Subject to the satisfaction of the conditions set forth in that certain note purchase agreement, dated of even date herewith (the "Note Purchase Agreement"), by and among the Company, AFS SenSub Corp., and Fairholme Funds, Inc., you irrevocably and unconditionally agree to purchase $125 million of the AA/A rated bonds in the next securitization sponsored by the Company or one of its affiliates (the "Securitization Transaction"), with such AA/A rated bonds having a combined discount and coupon equal to a yield of 18%. You shall purchase such bonds for cash on the same day that the Securitization Transaction closes.

               (b) Standstill Letters. Simultaneously with the issuance of the Company Shares, you and the Company agree to enter into a standstill letter, substantially in the form attached hereto as Exhibit B-1 (the "Standstill Letter") and you agree to cause Bruce Berkowitz to enter into a standstill letter, substantially in the form attached hereto as Exhibit B-2 (the "Berkowitz Standstill Letter").

               (c) Registration Rights Agreement. Simultaneously with the issuance of the Company Shares, you and the Company agree to enter into a registration rights agreement, substantially in the form attached hereto as Exhibit C.

               (d) Taking of Necessary Actions. Each of the parties hereto agrees to promptly take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Exchange, including, without limitation, any filings or action required pursuant to the HSR Act. Each party shall execute and deliver both before and after the closing such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement the Exchange or to evidence such events or matters.

               (e) HSR Act. You and the Company shall each file as promptly as practical after the signing of this letter agreement the required notifications and reports forms pursuant to the HSR Act and will use their respective reasonable commercial efforts to furnish promptly any additional information duly requested pursuant to such Act.

               (f) Securities Laws; Legends. You acknowledge and agree that upon issuance the Company Shares will not be registered under the Securities Act or the securities laws of any state and that they may be sold or otherwise disposed of only if registered under the Securities Act or pursuant to an exemption therefrom. You acknowledge and agree that each certificate for the Company Shares shall bear a legend substantially as set forth below:

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE ACT OR (II) PURSUANT TO AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION TOGETHER WITH AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.

When issued pursuant hereto, the certificates evidencing the Company Shares shall also bear any legend required by any applicable state blue sky law.

               (g) Share Listing. The Company shall promptly use its reasonable best efforts to cause the Company Shares to be, upon official notice of issuance, listed on the New York Stock Exchange.

               (h) Preemptive Rights. Following the consummation of the Exchange, the Company shall give you notice (an "Issuance Notice") of any proposed issuance by the Company of any (i) Common Stock or other security with voting rights or (ii) securities exercisable or convertible into Common Stock or any other security with voting rights (collectively the items in (i) and (ii) being referred to as "New Securities"), in each case at least five (5) business days prior to the proposed issuance date. The Issuance Notice shall specify the price or prices at which such securities are to be issued, the form of consideration to be received by the Company and the other material terms of the issuance. Provided that such purchase by you would not result in a breach of any of your obligations under the Standstill Letter and the acquisition of the New Securities is permitted under the terms and conditions of the Standstill Letter, you shall be entitled to purchase up to your Pro Rata Share of the New Securities proposed to be issued, at the price or prices, on the terms and for the same form of consideration specified in the Issuance Notice (provided, however, that if the consideration to be received for such New Securities is not cash, the Board of Directors of the Company shall determine, in its reasonable judgment, the cash equivalent of such non-cash consideration and you shall be able to acquire your Pro Rata Share for cash). "Pro Rata Share" means the fraction that results from dividing (1) the number of shares of Common Stock owned by you (immediately before giving effect to the issuance) by (2) the number of shares of Common Stock owned by all of the Company's stockholders (immediately before giving effect to the issuance). The Company shall have 90 days from the date of the Issuance Notice to consummate the proposed issuance of any or all of such New Securities that you have not elected to purchase at the price and upon terms that are not materially less favorable to the Company than those specified in the Issuance Notice, provided that, if such issuance is subject to regulatory approval, such 90-day period shall be extended until the expiration of five (5) business days after all such approvals have been received, but in no event later than 180 days from the date of the Issuance Notice. If the Company proposes to issue any such Common Stock or other securities after such 90-day (or 180-day) period, it shall again comply with the procedures set forth in this paragraph 6(h). Notwithstanding the foregoing, the term "New Securities" shall not include, and you shall not be entitled to purchase Common Stock or any other securities as contemplated by this paragraph 6(h) in connection with (A) issuances of Common Stock or securities to officers or other employees of the Company in connection with such person's employment with the Company or to members of the Company's board of directors under any arrangement provided generally to directors for their service as directors of the Company, (B) issuances of Common Stock, rights, warrants, options and/or convertible or exchangeable securities in connection with any financing transaction, including, without limitation, senior or subordinated notes, securitizations or similar transactions, commercial bank or non-bank facilities, commitments or arrangements, bridge financing or back-stop facilities, commitments or arrangements, whole-loan purchase facilities, commitments or arrangements, forward purchase facilities, commitments or arrangements, or other similar facilities, commitments, arrangements or issuances of non-convertible debt obligations or securities, (C) any issuance that, if as a result of such shares of Common Stock or securities being issued to you, the Company would be required to seek shareholder approval prior to such issuance or seek an exemption from any applicable rules of the New York Stock Exchange or any other stock exchange on which the Common Stock of the Company is then listed; provided, however, that the limitation set forth in this clause (C) shall not apply if the Company is seeking shareholder approval prior to such issuance or seeking an exemption from any applicable rules of the New York Stock Exchange or any other stock exchange on which the Common Stock of the Company is then listed in connection with such issuance other than as a result of such shares of Common Stock or securities that would be issued to you, (D) the conversion or exchange of any of the Company's preferred stock, warrants, options or other convertible or exchangeable securities, provided, such preferred stock, warrants, options or other convertible or exchangeable securities are outstanding as of the date of this letter agreement or were issued in connection with a transaction set out in this paragraph 6(h), (E) a merger or consolidation of the Company with another corporation, partnership, limited liability company or business organization, or the acquisition of assets from any such entity, (F) any issuance of Common Stock or securities exercisable or convertible for Common Stock in exchange for the Company's currently outstanding debt obligations (including any renewals, modifications, extensions, or restatements of currently outstanding debt obligations) (G) a rights offering conducted by the Company on a pro rata basis to the holders of Common Stock of the Company, or (H) any issuance by the Company of up to an aggregate of 5 million shares of Common Stock or securities exercisable or convertible into up to an aggregate of 5 million shares of Common Stock (or any combination thereof), in one or more transactions. The rights granted under this paragraph 6(h) shall terminate and be of no further force or effect upon the termination of the restrictions and agreements contained in paragraphs 1 through 6 of the Standstill Letter in accordance with the terms of the Standstill Agreement, and the rights granted under this paragraph 6(h) shall not be exercisable by you if the acquisition of New Securities upon the exercise of the rights granted under this paragraph 6(h) is otherwise prohibited by the terms of the Standstill Agreement. The rights granted to you under this paragraph 6(h) may not be assigned by you without the prior written consent of the Company.

               (i) You agree that neither you, nor any of your Affiliates, including all advisory accounts (both now existing or existing subsequent to the date hereof) through which Fairholme Capital Management, L.L.C. (or any related or affiliated person or persons) beneficially owns at the time in question (within the meaning of Section 13(d) of the Exchange Act) Common Stock and any "group" of which you or they are a part (collectively, the "Restricted Persons"), will, between the date of this Agreement and the Closing Date, acquire any shares of Common Stock (or rights in respect thereof) such that the Restricted Persons would become the beneficial owners of 20% or more of the Company's outstanding voting shares or dispose of any shares of Common Stock (or rights in respect thereof) (other than for dispositions of an aggregate of 492,652 shares of Common Stock, which dispositions on any given trading day cannot exceed more than five percent (5%) of the average daily trading volume of the Common Stock on the New York Stock Exchange for the previous five (5) trading days on which the Common Stock is traded on the New York Stock Exchange). The restrictions in this paragraph 6(i) are expressly agreed to preclude you and the other Restricted Persons from engaging in any hedging or other transaction which is or would result in the acquisition or disposition of shares of Common Stock in contravention of this paragraph 6(i). Such prohibited hedging or other transactions includes, without limitation, any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Common Stock. For purposes of determining your compliance with this paragraph 6(i), in determining ownership, acquisition or disposition of shares of Common Stock, you and the Restricted Persons shall be deemed to own, acquire or to dispose of any shares of Common Stock synthetically owned, acquired or disposed that are subject to a derivative transaction entered into by you or any other Restricted Person or unwound by you or them, or derivative security acquired by you or any other Restricted Person, which (a) gives you or them the economic equivalent of ownership of an amount of Common Stock due to the fact that the value of the derivative is explicitly determined by reference to the price or value of the Common Stock, without regard to whether such derivative conveys any voting rights in such Common Stock to you or any Restricted Person, (b) the derivative is capable of being, or is required to be, settled through delivery of Common Stock, or (c) you or the Restricted Persons have entered into other transactions that hedge the economic effect of such derivative, and you and the Restricted Persons shall be deemed to have disposed of shares of Common Stock upon the unwinding of any such derivative. For the avoidance of doubt, any change in beneficial ownership resulting from the termination of investment discretion over shares of Common Stock held in the advisory or managed accounts of Fairholme Capital Management, L.L.C. shall not be a prohibited disposition of shares of Common Stock (or rights in respect thereof) under this Section.

          7. Miscellaneous.

               (a) Survival of Representations and Warranties. All representations and warranties shall survive the closing for a period of eighteen (18) months following the closing and all covenants and agreements shall survive the closing until the expiration of any applicable statutes of limitation.

               (b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered personally, by telecopier or sent by overnight courier as follows:

                   (i) If to Fairholme Funds, Inc., to:

                       Fairholme Funds, Inc.
                       4400 Biscayne Boulevard, 9th Floor
                       Miami, FL 33137
                       Attention: President
                                  Fax:  (305) 358-8002

                       With copies to:

                       Greenberg Traurig, P.A.
                       401 E. Las Olas Blvd., Suite 401
                       Fort Lauderdale, Florida 33301

                       Attention: David C. Peck
                                  Fax:  (954) 765-1477

                       And:

                       Seward & Kissel LLP
                       1200 G Street, NW, Suite 350
                       Washington, DC 20005

                       Attention: Paul Miller
                                  Fax:  (202) 737-5184

                   (ii) If to the Company, to:

                       AmeriCredit Corp.
                       801 Cherry Street
                       Suite 3900
                       Fort Worth, Texas 76102

                       Attention: Chief Legal Officer
                                  Fax:  (212) 284-2280


                       With a copy to:

                       Hunton & Williams LLP
                       1445 Ross Avenue
                       Suite 3700
                       Dallas, Texas 75202

                       Attention: L. Steven Leshin
                                  Fax: (214) 880-0011

or to such other address or addresses as shall be designated in writing. All notices shall be effective when received.

               (c) Entire Agreement; Third Party Beneficiaries; Amendment. This letter agreement, the agreements executed in connection with the Securitization Transaction, the Note Purchase Agreement, the Standstill Letter, the Berkowitz Standstill Letter, the registration rights agreement and the documents described herein and therein or attached or delivered pursuant hereto or thereto (collectively, the "Transaction Documents") set forth the entire agreement between the parties hereto with respect to the Exchange and the transactions contemplated therein, and are not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder. Any provision of this letter agreement may only be amended or modified in whole or in part at any time by an agreement in writing between the parties hereto executed in the same manner as this letter agreement.

               (d) Counterparts. This letter agreement may be executed in two or more counterparts (including by means of facsimile), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Receipt of an executed signature page to this letter agreement by facsimile or other electronic transmission shall constitute effective delivery thereof. Electronic records of this executed letter agreement shall be deemed to be originals thereof.

               (e) Jurisdiction; Governing Law. Each party agrees and consents to personal jurisdiction and service of process and exclusive venue in the federal district court for the Northern District of Texas, Dallas Division, or the State of Texas for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regards to its conflicts of law principles.

               (f) Public Announcements. Subject to each party's disclosure obligations imposed by law, each of the parties hereto will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this letter agreement and the Exchange, and no party hereto will make any such news release or public disclosure without first consulting with the other party hereto.

               (g) Expenses. Each party hereto shall bear its own costs and expenses incurred in connection with this letter agreement and the Exchange, provided, however, that the Company shall pay (i) your reasonable, out-of-pocket attorneys' fees incurred in connection with this letter agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby, and
(ii) your expenses incurred in connection with the activities contemplated by the registration rights agreement.

               (h) Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the Company's successors and assigns and your successors and assigns, and no other person; provided, that, no party may assign this letter agreement, or any of its rights or obligations hereunder, without the written consent of the other party hereto.

               (i) Waiver. It is understood and agreed that no failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

               (j) Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of, the Transaction is not affected in any manner materially adverse to any party. In the event of any such determination, the parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof. To the extent permitted by law, the parties hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

               (k) Specific Performance. The parties hereto acknowledge and agree that money damages would not be a sufficient remedy for any breach or threatened breach of any provision of this letter agreement, and that in addition to all other remedies which we or the Company may have, each of the parties hereto will be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach, without the necessity of posting any bond.

         If the foregoing accurately reflects our agreement, please sign and return a copy of this letter to me on behalf of the Company.

                                     Sincerely yours,

                                     AmeriCredit Corp.



                                     By: /s/ Daniel Berce
                                         ----------------------------
                                         Name:  Daniel Berce
                                         Title: President and CEO


Agreed to:

Fairholme Funds, Inc.



By:  /s/ Bruce R. Berkowitz
     -------------------------
     Name:  Bruce R. Berkowitz
     Title: President

                                    Exhibit B-1

                                December __, 2008




AmeriCredit Corp.
801 Cherry Street
Suite 3900
Fort Worth, Texas  76102

Attn:  Daniel E. Berce, President and Chief Executive Officer


Ladies and Gentlemen:

          We have entered into an Exchange Agreement, dated as of November 24, 2008, with AmeriCredit Corp., a Texas corporation (the "Company"), to acquire shares of common stock, $.01 par value per share (the "Common Stock"), of the Company (the "Exchange Agreement"). In consideration for entering into the Exchange Agreement and for the Company's forbearing the enactment of certain shareholder protection measures at the present time, and without prejudice to the Company's enactment of such measures in the future, intending to be legally bound, we agree as follows:

          1. We agree that, until December 31, 2010, without the prior approval of a majority of the members of the Board of Directors of the Company (the "Board") who are not Affiliates of ours and who have not been nominated to serve on the Board by us or any of our Affiliates or Associates (the "Disinterested Directors"), we, the advisory accounts (both now existing and those created subsequent to the date hereof) through which Fairholme Capital Management, L.L.C. (or any related or affiliated person or persons) beneficially owns (within the meaning of Section 13(d) of the Exchange Act) Common Stock, our Affiliates, and any persons with whom we shall have formed a "group" (within the meaning of Section 13(d)(3) of the Exchange Act), but excluding those personal and family accounts of the managing member of Fairholme Capital Management, L.L.C. which hold Common Stock of the Company as of the date hereof, (together, the "Restricted Persons") will not (i) enter into or agree, offer, seek or propose to enter into, directly or indirectly, any merger, acquisition transaction or other business combination, recapitalization, or restructuring involving the Company or any of its subsidiaries or any of their respective assets or properties; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated under the Exchange
Act) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its subsidiaries in connection with seeking the removal of any directors on the Board or a change in the size or composition of the Board, or call a special shareholders' meeting for any such purpose; or (iii) directly or indirectly enter into any discussions, negotiations, arrangements or understandings with any other person (including any individual, firm, corporation, partnership or other entity or any "person" as such term is used in Section 13(d) or Section 14(d)(2) of the Exchange Act) ("person") with respect to any of the foregoing activities or propose any of such activities. The "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute. The term "Affiliate" shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

          2. We acknowledge that the Restricted Persons have acquired shares of Common Stock of the Company representing approximately [___%] of the outstanding Common Stock, and will acquire additional shares of Common Stock pursuant to the Exchange Agreement that will increase their collective ownership of the outstanding Common Stock to approximately [___%], and, until December 31, 2010, without the prior approval of a majority of the Disinterested Directors, we agree that the Restricted Persons will not acquire any additional shares of Common Stock (or rights in respect thereof) or the right or rights to acquire or vote additional voting securities of the Company if, as a result thereof, the Restricted Persons would have beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of in excess of [___%] of the voting power of the Common Stock. In no event shall the Restricted Persons acquire any additional shares of Common Stock or right or rights to acquire additional shares of Common Stock unless (i) at such time there is no default or event of default under any of the Company's or any of its subsidiaries' warehouse credit facility agreements or securitization transaction agreements, and (ii) any such acquisition of additional Common Stock or right or rights to acquire additional shares of Common Stock by the Restricted Persons would not result in the occurrence of a default or an event of default under any such agreement. Subject to the limitations and restrictions contained in clauses (i) and (ii) of the previous sentence, the Restricted Persons may acquire additional shares of Common Stock (or rights in respect thereof) or the right or rights to acquire or vote additional voting securities of the Company (a) pursuant to the preemptive rights provided pursuant to the Exchange Agreement, (b) in the event any other person or group (of which such person is a part) that is unaffiliated with the Restricted Persons acquires more than 30% of the voting power of the Common Stock, in which case the Restricted Persons shall then be permitted to acquire such number of additional shares of Common Stock that would permit them to beneficially own an aggregate amount of Common Stock having voting power equal to the voting power of such unaffiliated person, entity or group less [___%], such that they own in the aggregate up to [___%] less than the Company's largest shareholder, or (c) in any rights offering conducted by the Company in which any current holders of the Company's securities are offered the opportunity, on a pro rata basis, to acquire shares or other securities, voting or non-voting, of the Company.

          3. We agree that, until December 31, 2010, without the prior approval of a majority of the Disinterested Directors, the Restricted Persons will not sell or dispose, in a single transaction or series of transactions, Common Stock (or rights in respect thereof) to any other person or "group" if we know the person or group would hold (for such purpose, including the right to acquire) in excess of 4.9% of the Common Stock, unless (i) prior to such sale or disposition, the proposed transferee enters into an agreement with the Company in substantially the form of this letter agreement (other than Paragraph 6);
(ii) such sale is part of a tender offer or exchange offer made to all stockholders of the Company by a person other than us or who is not a subsidiary or an Affiliate of ours and is not a part of a "group" of which we are a part; or (iii) such disposition is pursuant to a dividend or distribution made by us on a pro rata basis to our shareholders.

          4. The restrictions set forth in Paragraph 2 hereof are expressly agreed to preclude us from engaging in any hedging or other transaction which is or would result in the acquisition of "beneficial ownership" (as defined in Rule 13d-3 of the Exchange Act) of Common Stock in contravention of the provisions of this letter agreement. Such prohibited hedging or other transactions would include, without limitation, any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Common Stock.

          5. We agree that until December 31, 2010, at any meeting of the shareholders of the Company, however called, or in any other circumstance in which the vote, consent or approval of the shareholders of the Company, in their capacity as shareholders, is sought, with respect to the election or removal of directors of the Company, that we shall vote, give our consent or withhold our vote with respect thereto, or cause to be voted or withheld from voting or cause consent to be given or not given with respect thereto, all shares of Common Stock held by the Restricted Persons, or over which we exercise voting control, in favor of those nominees approved by the Disinterested Directors, provided, if we have become and remain entitled to designate an individual for election to the Board in accordance with Paragraph 6, the foregoing shall only apply if our nominee shall have been nominated to serve on the Board upon the expiration of his or her term of office, if any such term is expiring, to the extent required under Paragraph 6. We agree that, other than with respect to the proxy granted pursuant to this Paragraph 5, we will not grant any proxy, power-of-attorney or other authorization in or with respect to any shares of Common Stock that are held by the Restricted Persons, or over which we exercise voting control, or take any other action, in our capacity as a shareholder of the Company, that would in any way restrict, limit or interfere with the performance of our obligations hereunder. We hereby revoke any previously executed proxies and, until November __, 2013, hereby appoint Clifton H. Morris, Jr., with full power of substitution, our lawful proxy and attorney-in-fact, with respect to all shares of Common Stock beneficially owned (as defined in Rule 13d-3 of the Exchange Act) by us in excess of [___%] of the outstanding shares of the Common Stock (as determined at the time immediately prior to the record date for determining shareholders entitled to vote, take any action or give consent or, if there is no such record date, at the time immediately prior to the time for the taking of such vote or action or the giving of such consent), to vote, or take any other action, including giving any consent or refraining from voting or giving any consent, in our capacity as shareholders of the Company on any matter submitted for vote, consent or approval of the shareholders of the Company, including, without limitation, any merger, acquisition transaction or other business combination or plan of liquidation involving the Company or any of its subsidiaries or Affiliates or any of their respective assets or properties, the election or removal of the directors of the Company, and any other matter or proposal submitted to the shareholders of the Company for their vote, consent or approval. THIS PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE IN ACCORDANCE WITH SECTION 2.29C OF THE TEXAS BUSINESS CORPORATION ACT OR ANY SUCCESSOR STATUTE. A counterpart of this letter agreement shall be deposited with the Company at its principal place of business or registered office and shall be subject to the same right of examination by shareholders of the Company, in person or by attorney, as are the books and records of the Company. We agree that in the event that Clifton H. Morris, Jr., dies, is incapacitated or is no longer a member of the Board, then the irrevocable proxy hereby granted shall be exercisable by Daniel E. Berce until the expiration of this irrevocable proxy or, if earlier, until such time as he dies, is incapacitated or is no longer a member of the Board, with the same force and effect as such has been granted to Clifton H. Morris, Jr. In the event of the death, incapacity or ceasing to be a member of the Board of both Clifton H. Morris, Jr. and Daniel E. Berce, then the irrevocable proxy hereby granted herein shall be null and void effective immediately. The proxy granted hereby shall terminate and automatically become null and void with respect to any shares of Common Stock transferred by us to a third party that is not an Affiliate of the Restricted Persons or to any person with whom the Restricted Persons (or any one of them) has formed a "group".

          6. As a result of our acquisition of more than 20.0% of the outstanding Common Stock, promptly following the consummation of the transactions contemplated by the Exchange Agreement, the Company shall increase the size of the Board by one (1) directorship, and the vacancy on the Board created thereby shall be filled by the Disinterested Directors with one (1) of our designees to be selected by us in our sole discretion, who initially shall be Bruce Berkowitz. Such designee shall be appointed to the class of directors whose term expires at the 2009 annual meeting of shareholders. In each subsequent election of directors of the Company, the Company shall use its best efforts to nominate a slate such that, when taken together with the directors not then up for re-election, the Board will include one (1) director designated by us. If our director designee resigns or becomes ineligible to serve on the Board, we shall have the right, in our sole discretion, to designate a replacement for such director designee, provided such replacement is eligible to serve on the Board. Upon our request, our director designee shall be appointed to serve on each committee of the Board, provided that such designee is qualified to serve on such committee under applicable regulations and listing standards. The Company shall not increase the size of the Board beyond ten (10) directorships without the approval of both a majority of the members of the Board and our director designee. If, after having acquired beneficial ownership of at least 20.0% of Common Stock, we (including our subsidiaries and Affiliates) subsequently sell or otherwise dispose of shares of Common Stock and, as a result, we (including our subsidiaries and Affiliates) shall beneficially own less than 20.0% of the Common Stock, we shall cause the individual designated by us then serving on the Board to resign from the Board if requested by the Disinterested Directors and, subject to the proviso below, we shall no longer be entitled to representation on the Board; provided, however, that if we purchase additional shares of Common Stock such that we again own 20.0% or more of the Common Stock within sixty (60) days of such request to resign by the Disinterested Directors, the individual designated by us then serving on the Board shall not be required to resign and we shall continue to be entitled to representation on the Board pursuant to this letter agreement.

          7. The Company shall furnish us with such financial information concerning the Company that we request to enable us to timely comply with our reporting obligations under applicable securities laws.

          8. The Company and we shall enter into a mutually acceptable registration rights agreement having the principal terms set forth on Annex A hereto affording us the right to require the Company, at the Company's expense, to file with the Securities and Exchange Commission, upon our demand, a registration statement on Form S-3 registering the resale of the shares of Common Stock owned by us.

          9. We agree that all shares of Common Stock that we beneficially own as of the date of this letter agreement, and any shares of Common Stock that we purchase or with respect to which we otherwise acquire beneficial ownership or voting rights, directly or indirectly, after the date of this letter agreement, including, without limitation, shares acquired pursuant to the Exchange Agreement, or shares issued upon the conversion, exercise or exchange, as the case may be, of securities held by us that are convertible into, or exercisable or exchangeable for, shares of Common Stock, shall be subject to the terms and conditions of this letter agreement.

          10. The restrictions and agreements made by us contained in Paragraphs 1 through 6 shall terminate upon the earliest to occur of (i) such time as the Restricted Persons own less than 5% of the Common Stock; (ii) the Company's breach of any material provision of this letter agreement, which breach shall continue uncured for more than 30 days after written notice of such breach shall have been delivered by us to the Disinterested Directors (but any such breach hereof by the Company shall not relieve the Company of the restrictions and agreements made by it herein); (iii) the acquisition by any person or "group" that is not affiliated with us of a majority of the Common Stock; (iv) the date on which the Company shall have entered into any merger, acquisition transaction or other business combination involving the Company or its assets or properties;
(v) December 31, 2010; or (vi) the Company (a) commences any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any state or federal bankruptcy or insolvency law, (b) applies for, consents to, or acquiesces in, the appointment of a trustee, receiver or other custodian for the Company or a substantial part of its property, or makes a general assignment for the benefit of creditors, under any state or federal bankruptcy or insolvency law, (c) has a trustee, receiver, or other custodian appointed for the Company or a substantial part of the Company's property under any state or federal bankruptcy or insolvency law, or (d) has a bankruptcy, reorganization, debt arrangement, or other case or proceeding under any state or federal bankruptcy or insolvency law, that is involuntarily commenced against or in respect of the Company and which shall not have been dismissed within 30 days following the commencement thereof. The restrictions and obligations of the Company contained in Paragraphs 6 and 8 hereof shall terminate upon the earliest to occur of (i) if we breach any material provision of this letter agreement, which breach shall continue uncured for more than 30 days after written notice of such breach shall have been delivered by the Company to us, but any such breach hereof by us shall not relieve us of the restrictions and agreements made by us herein or (ii) December 31, 2010. Notwithstanding the foregoing, the provisions of Paragraph 7 hereof shall continue for so long as (but only to the extent that) we are required to include financial information concerning the Company in our public reporting.

          11. The parties hereto acknowledge and agree that money damages would not be a sufficient remedy for any breach or threatened breach of any provision of this letter agreement, and that in addition to all other remedies which we or the Company may have, each of the parties hereto will be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach, without the necessity of posting any bond.

          12. It is understood and agreed that no failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

          13. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect.

          14. This letter agreement, including, without limitation, the provisions of this Paragraph 14, may not be amended, modified, terminated or waived, in whole or in part, except upon the prior written approval of a majority of the Disinterested Directors and by a separate writing signed by the Company, if so authorized by the Disinterested Directors, and us expressly so amending, modifying, terminating or waiving such agreement or any part hereof. Any such amendment, modification, termination or waiver of this letter agreement or any part hereof made without the prior written approval of the Disinterested Directors shall be void and of no legal effect.

          15. This letter agreement may be executed in two or more counterparts (including by means of facsimile), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Receipt of an executed signature page to this letter agreement by facsimile or other electronic transmission shall constitute effective delivery thereof. Electronic records of this executed letter agreement shall be deemed to be originals thereof.

          16. Each party agrees and consents to personal jurisdiction and service of process and exclusive venue in the federal district court for the Northern District of Texas, Dallas Division, or the State of Texas for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regards to its conflicts of law principles.

                                      Very truly yours,

                                      Fairholme Funds, Inc.



                                      By:
                                             --------------------------------
                                      Name:  Bruce Berkowitz
                                      Title: President



                                      Fairholme Capital Management, L.L.C.
                                      (on behalf of those advisory accounts,
                                      other than Fairholme Funds, Inc.,
                                      included as Restricted Persons)


                                      By:
                                         -------------------------------------
                                      Name:
                                      Title:

Confirmed and agreed to as of
the date first written above:


AmeriCredit Corp.


By:
       --------------------------------------
Name:  Daniel E. Berce
Title: President and Chief Executive Officer

                                                                         Annex A

Terms of Registrations Rights Agreement



         Three demand registrations, subject to a minimum threshold of (i) at least 20% of the aggregate number of shares held by us, or (ii) reasonably expected to generate aggregate gross proceeds of at least $25 million, even if less than 20%.

         No more than one demand registration in any six month period.

         The Company shall use its best efforts to cause a registration statement to be filed not later than 30 days after receipt by the Company of the demand notice for a shelf registration (60 days for an underwritten offering); continuous effectiveness for 180 days. If available on Form S-3, Company must file and maintain a shelf registration for the registrable shares (which include all currently owned and after acquired shares); shelf to remain effective so long as we own any shares; shelf to permit underwritten offerings and to the extent available will be filed as a so-called "WKSI" shelf; securities to remain registrable unless they have been sold under a registration statement or Rule 144.

         Blackout period: not more than once in any six-month period for not more than 60 days and not more than, in the aggregate, 90 days during any twelve-month period.

         The Company will pay all expenses in connection with any request for registration pursuant to the registration rights agreement, including road shows.

         Piggy back rights.

         Most Favored Nations provision.

                                   Exhibit B-2


                                December __, 2008




AmeriCredit Corp.
801 Cherry Street
Suite 3900
Fort Worth, Texas  76102

Attn:    Daniel E. Berce, President and Chief Executive Officer

Ladies and Gentlemen:

         We have discussed with you our acquisition of shares of common stock, $.01 par value per share (the "Common Stock"), of AmeriCredit Corp., a Texas corporation (the "Company"). In consideration for the Company's forbearing the enactment of certain shareholder protection measures at the present time, and without prejudice to the Company's enactment of such measures in the future, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, we agree as follows:

          1. We agree that, until December 31, 2010, without the prior approval of a majority of the members of the Board of Directors of the Company (the "Board") who are not Affiliates of ours and who have not been nominated to serve on the Board by us or any of our Affiliates (the "Disinterested Directors"), we will not (i) enter into or agree, offer, seek or propose to enter into, directly or indirectly, any merger, acquisition transaction or other business combination, recapitalization, or restructuring involving the Company or any of its subsidiaries or any of their respective assets or properties; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated under the Exchange Act) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its subsidiaries in connection with seeking the removal of any directors on the Board or a change in the size or composition of the Board, or call a special shareholders' meeting for any such purpose; or
(iii) directly or indirectly enter into any discussions, negotiations, arrangements or understandings with any other person (including any individual, firm, corporation, partnership or other entity or any "person" as such term is used in Section 13(d) or Section 14(d)(2) of the Exchange Act) ("person") with respect to any of the foregoing activities or propose any of such activities. The "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute. The term "Affiliate" shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

          2. We acknowledge that we have acquired in the aggregate 492,652 shares of Common Stock of the Company, and, until December 31, 2010, without the prior approval of a majority of the Disinterested Directors, we agree that we will not acquire any additional shares of Common Stock (or rights in respect thereof) or the right or rights to acquire or vote additional voting securities of the Company, other than additional shares of Common Stock (or rights in respect thereof) or the right or rights to acquire or vote additional voting securities of the Company that may be granted to Bruce Berkowitz in connection with any such grants made generally to members of the Board in connection with their Board service; provided, however, we may acquire additional shares of Common Stock (or rights in respect thereof) or the right or rights to acquire or vote additional voting securities of the Company in any rights offering conducted by the Company in which any current holders of the Company's securities are offered the opportunity, on a pro rata basis, to acquire shares or other securities, voting or non-voting, of the Company. We represent and warrant that, as of the date hereof, the 492,652 shares of Common Stock set forth in this Paragraph 2 are the only shares of Common Stock held by us, directly or indirectly (other than any shares of Common Stock held by Fairholme Funds, Inc. and Fairholme Capital Management, L.L.C., on behalf of its advisory clients for which it exercises investment discretion), and by any members of the family of Bruce Berkowitz or any trusts created for the benefit of the members of his family.

          3. The restrictions set forth in Paragraph 2 hereof are expressly agreed to preclude us from engaging in any hedging or other transaction which is or would result in the acquisition of "beneficial ownership" (as defined in Rule 13d-3 of the Exchange Act) of Common Stock in contravention of the provisions of this letter agreement. Such prohibited hedging or other transactions would include, without limitation, any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Common Stock.

          4. We agree that, until December 31, 2010, at any meeting of the shareholders of the Company, however called, or in any other circumstance in which the vote, consent or approval of the shareholders of the Company, in their capacity as shareholders, is sought, with respect to the election or removal of directors of the Company, that we shall vote, give our consent or withhold our vote with respect thereto, or cause to be voted or withheld from voting or cause consent to be given or not given with respect thereto, all shares of Common Stock held by us, or over which we exercise voting control and to which this agreement relates, in favor of those nominees approved by the Disinterested Directors, provided, if Fairholme Funds, Inc. and Fairholme Capital Management, L.L.C., on behalf of certain of its advisory clients (collectively, "Fairholme"), have become and remain entitled to designate an individual for election to the Board in accordance with the provisions of that certain letter agreement, dated the date hereof, by and among Fairholme and the Company (the "Fairholme Letter"), the foregoing shall only apply if Fairholme's nominee shall have been nominated to serve on the Board upon the expiration of his or her term of office, if any such term is expiring, to the extent required under the Fairholme Letter. We agree that we will not grant any proxy, power-of-attorney or other authorization in or with respect to any shares of Common Stock that are held by us, or over which we exercise voting control and to which this agreement relates, or take any other action, in our capacity as a shareholder of the Company, that would in any way restrict, limit or interfere with the performance of our obligations hereunder.

          5. The Company shall furnish us with such financial information concerning the Company that we request to enable us to timely comply with our reporting obligations under applicable securities laws.

          6. We agree that all shares of Common Stock that we beneficially own as of the date of this letter agreement, and any shares of Common Stock that we purchase or with respect to which we otherwise acquire beneficial ownership or voting rights, directly or indirectly, after the date of this letter agreement, including, without limitation, shares issued upon the conversion, exercise or exchange, as the case may be, of securities held by us that are convertible into, or exercisable or exchangeable for, shares of Common Stock, shall be subject to the terms and conditions of this letter agreement.

          7. The restrictions and agreements made by us contained in Paragraphs 1 through 4 shall terminate upon the termination of the restrictions contained in paragraphs 1 through 6 of the Fairholme Letter in accordance with the terms of the Fairholme Letter. The restrictions and obligations of the Company contained in Paragraph 5 hereof shall terminate upon the earliest to occur of
(i) if we breach any material provision of this letter agreement, which breach shall continue uncured for more than 30 days after written notice of such breach shall have been delivered by the Company to us, but any such breach hereof by us shall not relieve us of the restrictions and agreements made by us herein or
(ii) December 31, 2010. Notwithstanding the foregoing, the provisions of Paragraph 5 hereof shall continue for so long as (but only to the extent that) we are required to include financial information concerning the Company in our public reporting.

          8. The parties hereto acknowledge and agree that money damages would not be a sufficient remedy for any breach or threatened breach of any provision of this letter agreement, and that in addition to all other remedies which we or the Company may have, each of the parties hereto will be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach, without the necessity of posting any bond.

          9. It is understood and agreed that no failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

          10. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect.

          11. This letter agreement, including, without limitation, the provisions of this Paragraph 11, may not be amended, modified, terminated or waived, in whole or in part, except upon the prior written approval of a majority of the Disinterested Directors and by a separate writing signed by the Company, if so authorized by the Disinterested Directors, and us expressly so amending, modifying, terminating or waiving such agreement or any part hereof. Any such amendment, modification, termination or waiver of this letter agreement or any part hereof made without the prior written approval of the Disinterested Directors shall be void and of no legal effect.

          12. This letter agreement may be executed in two or more counterparts (including by means of facsimile), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Receipt of an executed signature page to this letter agreement by facsimile or other electronic transmission shall constitute effective delivery thereof. Electronic records of this executed letter agreement shall be deemed to be originals thereof.

          13. Each party agrees and consents to personal jurisdiction and service of process and exclusive venue in the federal district court for the Northern District of Texas, Dallas Division, or the State of Texas for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regards to its conflicts of law principles.

                                        Very truly yours,



                                        ----------------------------------------
                                        Tracey Berkowitz


                                        ----------------------------------------
                                        Bruce Berkowitz



                                        The Fairholme Foundation


                                        By:      -------------------------------
                                        Name:    -------------------------------
                                        Title:   -------------------------------




                                        East Lane, LLC


                                        By:      -------------------------------
                                        Name:    -------------------------------
                                        Title:   -------------------------------



Confirmed and agreed to as of
the date first written above:

AmeriCredit Corp.


By:
    ------------------------------------------
Name:    Daniel E. Berce
Title:   President and Chief Executive Officer

                                    Exhibit C


                          REGISTRATION RIGHTS AGREEMENT


          REGISTRATION RIGHTS AGREEMENT, dated as of December [__], 2008, by and between AmeriCredit Corp., a Texas corporation (the "Company"), and Fairholme Funds, Inc., a Maryland corporation ("Fairholme").

          WHEREAS, the Company has agreed to provide Fairholme and its transferees and assigns certain rights as set forth herein.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth (and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by the Company), the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   DEFINITIONS

          Section 1.1. Certain Defined Terms. As used herein, the following terms shall have the following meanings:

          "Action" means any legal, administrative, regulatory or other suit, action, claim, audit, assessment, arbitration or other proceeding, investigation or inquiry.

          "Agreement" means this Registration Rights Agreement as it may be amended, supplemented, restated or modified from time to time.

          "Beneficial Ownership" by a Person of any securities includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The term "Beneficially Own" shall have a correlative meaning.

          "Business Day" means any day, other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated to close.

          "Common Stock" means the shares of Common Stock, par value $0.01 per share, of the Company.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC from time to time thereunder.

          "Governmental Entity" shall mean any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign and any applicable industry self-regulatory organization.

          "Holders" means Fairholme and any Transferee of Registrable Securities (and "Holder" means any of such Persons).

          "Holders' Representative" means Fairholme or any or any other Holder designated by Fairholme as the Holders' Representative.

          "Issuer Free Writing Prospectus" means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of the Registrable Securities.

          "Law" means any statute, law, code, ordinance, rule or regulation of any Governmental Entity.

          "Other Securities" means shares of Common Stock other than Registrable Securities.

          "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivisions thereof or any group (within the meaning of Section 13(d)(3) of the Exchange Act) comprised of two or more of the foregoing.

          "Prospectus" means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, any Issuer Free Writing Prospectus related thereto, and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

          "Registrable Securities" means (a) all shares of Common Stock owned by Fairholme and its Subsidiaries, as of the date of this Agreement, and all shares of Common Stock acquired by Fairholme and its Subsidiaries, on, and from and after, the date of this Agreement, and (b) any securities issued directly or indirectly with respect to such shares described in clause (a) because of stock splits, stock dividends, reclassifications, recapitalizations, mergers, consolidations, or similar events. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement or (ii) such securities shall have been sold to the public pursuant to Rule 144 (or any successor provision) under the Securities Act.

          "Registration Statement" means any registration statement of the Company under the Securities Act which permits the public offering of any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

          "Rule 144" means Rule 144 under the Securities Act (or any successor provision).

          "SEC" means the United States Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC from time to time thereunder.

          "Selling Holder" means each Holder of Registrable Securities included in a registration pursuant to Article II.

          "Subsidiary" of any Person shall mean those corporations and other entities of which such Person owns or controls more than 50% of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent.

          "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.

          "Transferee" means any of (i) the transferee of all or any portion of the Registrable Securities held by Fairholme, or (ii) the subsequent transferee of all or any portion of the Registrable Securities held by any Transferee; provided, that no Transferee shall be entitled to any benefits of a Transferee hereunder unless such Transferee executes and delivers to the Company an instrument substantially in the form provided as Exhibit A attached hereto.

          Section 1.2. Terms Generally. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", unless the context expressly provides otherwise. All references herein to Articles, Sections, paragraphs, subparagraphs, clauses or Exhibits shall be deemed references to Articles, Sections, paragraphs, subparagraphs or clauses of, or Exhibits to, this Agreement, unless the context requires otherwise. Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit hereto. Unless otherwise specified, the words "this Agreement", "herein", "hereof", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole (including the Exhibits) and not to any particular provision of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". Unless expressly stated otherwise, any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                                   ARTICLE II

                               REGISTRATION RIGHTS

          Section 2.1. Demand Registrations. (a) At any time and from time to time, the Holders' Representative shall have the right by delivering one or more written notices to the Company (each, a "Demand Notice") to require the Company to, pursuant to the terms of this Agreement, register under and in accordance with the provisions of the Securities Act the number of Registrable Securities owned by Holders and requested by such Demand Notice to be so registered (a "Demand Registration"); provided, however, that a Demand Notice may only be made if the amount of Registrable Securities requested to be registered is either (i) at least 20% of the aggregate number of Registrable Securities then held by all Holders or (ii) reasonably expected to generate aggregate gross proceeds on sale (prior to deducting underwriting discounts and commissions and offering expenses) of at least $25 million. A Demand Notice shall also specify the expected method or methods of disposition of the applicable Registrable Securities. Following receipt of a Demand Notice, the Company shall file, as promptly as reasonably practicable, but not later than, 60 days with respect to any underwritten offering, or 30 days with respect to any other offering, after receipt by the Company of such Demand Notice (subject to paragraph (e) of this Section 2.1), a Registration Statement relating to the offer and sale of the Registrable Securities requested to be included therein by the Holders thereof in accordance with the methods of distribution elected by such Holders (a "Demand Registration Statement") and shall use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof.

          (b) No securities shall be included under any Demand Registration Statement related to an underwritten offering without the written consent of the Holders' Representative, except Registrable Securities requested to be included therein pursuant to Section 2.1(a). Subject to the preceding sentence, if any of the Registrable Securities registered pursuant to a Demand Registration are to be sold in a firm commitment underwritten offering, and the managing underwriter(s) of such underwritten offering advise the Holders in writing that it is their good faith opinion that the total number or dollar amount of Registrable Securities proposed to be sold in such offering, together with any Other Securities proposed to be included by holders thereof which are entitled to include securities in such Registration Statement, exceeds the total number or dollar amount of such securities that can be sold without having an adverse effect on the amount, price, timing or distribution of the Registrable Securities to be so included together with all such Other Securities, then there shall be included in such offering the number or dollar amount of Registrable Securities and such Other Securities that in the opinion of such managing underwriter(s) can be sold without so adversely affecting such offering, and such number of Registrable Securities and Other Securities shall be allocated for inclusion as follows:

          (i) first, the Registrable Securities for which inclusion in such demand offering was requested by the Holders, pro rata (if applicable), based on the number of Registrable Securities Beneficially Owned by each such Holder; and

          (ii) second, among any holders of Other Securities, pro rata, based on the number of Other Securities Beneficially Owned by each such holder.

          (c) The Holders collectively shall be entitled to request no more than three Demand Registrations of the Company, and in no event shall the Company be required to effect more than one Demand Registration in any six month period.

          (d) In the event of a Demand Registration, the Company shall use its reasonable best efforts to maintain the continuous effectiveness of the applicable Registration Statement for a period of at least one year after the effective date thereof or such shorter period in which all Registrable Securities included in such Registration Statement have actually been sold. For the avoidance of doubt, the foregoing sentence is not intended to limit the obligation of the Company to maintain the continuous effectiveness of the Short-Form Registration contemplated by Section 2.1(h) as required by Section 2.1(h).

          (e) The Company shall be entitled to postpone (but not more than once in any six-month period), for a reasonable period of time not in excess of 60 days (and not for periods exceeding, in the aggregate, 90 days during any twelve-month period), the filing or initial effectiveness of, or suspend the use of, a Demand Registration Statement if the Company delivers to the Holders' Representative a certificate signed by both the Chief Executive Officer and Chief Financial Officer of the Company certifying that, in the good faith judgment of the Board of Directors of the Company, such registration, offering or use would reasonably be expected to materially adversely affect or materially interfere with any bona fide and imminent material financing of the Company or any imminent material transaction under consideration by the Company or would require the disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would materially adversely affect the Company.

          (f) The Holders' Representative shall have the right to notify the Company that it has determined that the Registration Statement relating to a Demand Registration be abandoned or withdrawn, in which event the Company shall promptly abandon or withdraw such Registration Statement.

          (g) No request for registration will count for the purposes of the limitations in Section 2.1(c) if: (A) the Holders' Representative determines in good faith to withdraw the proposed registration prior to the effectiveness of the Registration Statement relating to such request due to marketing conditions or regulatory reasons relating to the Company, (B) the Registration Statement relating to such request is not declared effective within 60 days of the date such Registration Statement is first filed with the SEC (other than solely by reason of the applicable Holders having refused to proceed), (C) prior to the sale of at least 90% of the Registrable Securities included in the applicable registration relating to such request, such registration is adversely affected by any stop order, injunction or other order or requirement of the SEC or other Governmental Entity or court, (D) more than 10% of the Registrable Securities requested by the Holders to be included in the registration are not so included pursuant to Section 2.1(b), or (E) the conditions to closing specified in any underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by the applicable Holders). Notwithstanding anything to the contrary, the Company will pay all expenses (in accordance with Section 2.8) in connection with any request for registration pursuant to this Agreement regardless of whether or not such request counts toward the limitation set forth above.

          (h) In addition to the foregoing, the Company will use its reasonable best efforts to remain qualified for registration on Form S-3 (including, without limitation, if available, an automatic shelf registration statement for a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act) or any comparable or successor form or forms or any similar short-form registration ("Short-Form Registration") and the Company shall file, as promptly as reasonably practicable after the execution and delivery of this Agreement, but not later than 30 days, such Short-Form Registration, which shall constitute a "shelf" registration statement providing for the registration of, and the sale on a continuous or delayed basis (notwithstanding anything to the contrary in Section 2.1(d)) of, the Registrable Securities, pursuant to Rule 415 under the Securities Act, to permit the distribution of the Registrable Securities in accordance with the methods of distribution elected by the Holders, including by means of an underwritten offering. Upon filing a Short-Form Registration, the Company shall use its reasonable best efforts to keep such Short-Form Registration effective with the SEC at all times and any Short-Form Registration shall be re-filed upon its expiration, and the Company shall cooperate in any shelf take-down by amending or supplementing the Prospectus related to such Short-Form Registration as may be reasonably requested by the Holders' Representative or as otherwise required, until the Holders no longer hold Registrable Securities (in each case, notwithstanding anything to the contrary in Section 2.1(d)).

          Section 2.2. Piggyback Registrations. (a) If, other than pursuant to
Section 2.1, the Company proposes or is required to file a registration statement under the Securities Act with respect to an offering of Common Stock, whether or not for sale for its own account (other than a registration statement
(i) on Form S-4, Form S-8 or any successor forms thereto, (ii) filed solely in connection with any employee benefit or dividend reinvestment plan, (iii) so long as a shelf registration statement is effective and available pursuant to
Section 2.1(h) hereof, filed solely in connection with the issuance or resale of Common Stock issuable upon conversion, exercise or exchange of any securities of the Company or any of its Subsidiaries, where such convertible, exercisable or exchangeable securities were issued in, or as part of, a financing transaction, or (iv) filed pursuant to the terms of that certain warrant, dated September 25, 2008, issued by the Company to Wachovia Investment Holdings, LLC), in a manner that would permit registration of Registrable Securities for sale to the public under the Securities Act, then the Company shall give prompt written notice of such proposed filing at least 30 days before the anticipated filing date (the "Piggyback Notice") to the Holders. The Piggyback Notice shall offer the Holders the opportunity to include in such registration statement the number of Registrable Securities as they may request (a "Piggyback Registration"). Subject to Section 2.2(b) hereof, the Company shall include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after notice has been given to the Holders, to permit the distribution of such Registrable Securities in accordance with the methods of distribution elected by such Holders. The Holders shall be permitted to withdraw all or part of the Registrable Securities from a Piggyback Registration at any time at least two Business Days prior to the effective date of the Registration Statement relating to such Piggyback Registration. The Company shall use its reasonable best efforts to maintain the effectiveness of the Registration Statement for a Piggyback Registration for a period of at least one year after the effective date thereof or such shorter period in which all Registrable Securities included in such Registration Statement have actually been sold. No Piggyback Registration shall count towards registrations required under Section 2.1.

          (b) If any of the securities to be registered pursuant to the registration giving rise to the Holders' rights under this Section 2.2 are to be sold in an underwritten offering, the Holders shall be permitted to include all Registrable Securities requested to be included in such registration in such offering on the same terms and conditions as any Other Securities included therein; provided, however, that if such offering involves a firm commitment underwritten offering and the managing underwriter(s) of such underwritten offering advise the Company in writing that it is their good faith opinion that the total amount of Registrable Securities requested to be so included, together with all Other Securities that the Company and any other Persons having rights to participate in such registration intend to include in such offering, exceeds the total number or dollar amount of such securities that can be sold without having an adverse effect on the price, timing or distribution of the Registrable Securities to be so included together with all Other Securities, then there shall be included in such firm commitment underwritten offering the number or dollar amount of Registrable Securities and such Other Securities that in the opinion of such managing underwriter(s) can be sold without so adversely affecting such offering, and such number of Registrable Securities and Other Securities shall be allocated for inclusion as follows:

          (i) first, all Other Securities being sold by the Company for its own account or by any Person (other than a Holder) exercising a contractual right to demand registration;

          (ii) second, all Registrable Securities requested to be included by the Holders, pro rata (if applicable), based on the number of Registrable Securities Beneficially Owned by each such Holder; and

          (iii) third, among any other holders of Other Securities requesting such registration, pro rata, based on the number of Other Securities Beneficially Owned by each such holder of Other Securities.

          Section 2.3. Registration Procedures. If and whenever the Company is required to use its efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Article II, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as expeditiously as possible:

          (a) Prepare and file with the SEC a Registration Statement or Registration Statements on such form which shall be available for the sale of the Registrable Securities by the Holders or the Company in accordance with the intended method or methods of distribution thereof, and use its reasonable best efforts to cause such Registration Statement to become effective and to remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference), the Company shall furnish or otherwise make available to the Selling Holders, their counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed, which documents will be subject to the reasonable review and comment of such counsel, and such other documents reasonably requested by such counsel, including any comment letter from the SEC, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and, upon execution of a customary confidentiality agreement, such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company's books and records, officers, accountants and other advisors. The Company shall not file any such Registration Statement or Prospectus or any amendments or supplements thereto (including such documents that, upon filing, would be incorporated or deemed to be incorporated by reference therein) with respect to any registration pursuant to Section 2.1 or
2.2 to which the Holders' Representative, its counsel, or the managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless, in the opinion of the Company, such filing is necessary to comply with applicable Law.

          (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective during the period provided herein and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement, and cause the related Prospectus to be supplemented by any Prospectus supplement or Issuer Free Writing Prospectus as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act.

          (c) Notify each Selling Holder and the managing underwriter(s), if any, promptly, and (if requested by any such Person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other Governmental Entity for amendments or supplements to a Registration Statement or related Prospectus or Issuer Free Writing Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose,
(iv) if at any time the representations and warranties of the Company contained in any agreement (including any underwriting agreement contemplated by Section 2.3(o) below) cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (vi) of the happening of any event that makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference or any Issuer Free Writing Prospectus related thereto untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus, documents or Issuer Free Writing Prospectus so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of any Prospectus or Issuer Free Writing Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (d) Use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the reasonably earliest practical date.

          (e) If requested by the managing underwriter(s), if any, or the Holders of a majority of the Registrable Securities being sold in connection with an underwritten offering, promptly include in a Prospectus supplement, post-effective amendment or Issuer Free Writing Prospectus such information as the managing underwriter(s), if any, or such Holders may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such Prospectus supplement, such post-effective amendment or Issuer Free Writing Prospectus as soon as practicable after the Company has received such request.

          (f) Furnish or make available to each Selling Holder, and each managing underwriter, if any, without charge, such number of conformed copies of the Registration Statement and each post-effective amendment thereto, including financial statements (but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits, unless requested in writing by such Holder, counsel or managing underwriter(s)), and such other documents, as such Holders or such managing underwriter(s) may reasonably request, and upon request a copy of any and all transmittal letters or other correspondence to or received from, the SEC or any other Governmental Entity relating to such offering.

          (g) Deliver to each Selling Holder, and the managing underwriter(s), if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus and any Issuer Free Writing Prospectus related to any such Prospectuses) and each amendment or supplement thereto as such Persons may reasonably request in connection with the distribution of the Registrable Securities; and the Company, subject to Section 2.4(b), hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the Selling Holders and the managing underwriter(s), if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto.

          (h) Prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the Selling Holders, the managing underwriter(s), if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or "Blue Sky" laws of such jurisdictions within the United States as any Selling Holder or managing underwriter(s) reasonably requests in writing and to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to take any other action that may be necessary or advisable to enable such Selling Holders to consummate the disposition of such Registrable Securities in such jurisdiction; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified, (ii) subject itself to taxation in any such jurisdiction where it is not then so subject, or (iii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject.

          (i) Cooperate with the Selling Holders and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations from each Selling Holder that the Registrable Securities represented by the certificates so delivered by such Selling Holder will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter(s), if any, or the Selling Holders may request at least two Business Days prior to any sale of Registrable Securities.

          (j) Use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities within the United States, except as may be required solely as a consequence of the nature of such Selling Holder's business, in which case the Company will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals, as may be necessary to enable the seller or sellers thereof or the managing underwriter(s), if any, to consummate the disposition of such Registrable Securities.

          (k) Upon the occurrence of any event contemplated by Section 2.3(c)(ii), (c)(iii), (c)(iv), (c)(v) or (c)(vi) above, prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference or an Issuer Free Writing Prospectus related thereto, or file any other required document so that, as thereafter delivered to the Selling Holders, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (l) Prior to the effective date of the Registration Statement relating to the Registrable Securities, provide a CUSIP number for the Registrable Securities.

          (m) Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement.

          (n) Use its reasonable best efforts to cause all shares of Registrable Securities covered by such Registration Statement to be authorized to be listed on each national securities exchange, if any, on which similar securities issued by the Company are then listed, and use its reasonable best efforts to maintain any such listing in effect.

          (o) Enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other actions reasonably requested by the Holders of a majority of the Registrable Securities being sold in connection therewith or by the managing underwriter(s), if any, to expedite or facilitate the disposition of such Registrable Securities, and in connection therewith, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, (i) make such representations and warranties to the Selling Holders and the managing underwriter(s), if any, with respect to the business of the Company and its Subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and, if true, confirm the same if and when requested, (ii) use its reasonable best efforts to furnish to the Selling Holders of such Registrable Securities opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter(s), if any, and counsels to the Selling Holders of the Registrable Securities), addressed to each Selling Holder of Registrable Securities and each of the managing underwriter(s), if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and managing underwriter(s), (iii) use its reasonable best efforts to obtain "comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any Subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement) who have certified the financial statements included in such Registration Statement, addressed to each Selling Holder of Registrable Securities (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the managing underwriter(s), if any, such letters to be in customary form and covering matters of the type customarily covered in "comfort" letters in connection with underwritten offerings, (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures substantially to the effect set forth in Section 2.5 hereof with respect to all parties to be indemnified pursuant to said Section except as otherwise agreed by the Holders of a majority of the Registrable Securities being sold in connection therewith and the managing underwriter(s), if any, and (v) deliver such documents and certificates as may be reasonably requested by the Holders of a majority of the Registrable Securities being sold in connection therewith, their counsel and the managing underwriter(s), if any, to evidence the continued validity of the representations and warranties made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder.

          (p) Upon execution of a customary confidentiality agreement, make available for inspection by a representative of the Selling Holders, the managing underwriter(s), if any, and any attorneys or accountants retained by such Selling Holders or managing underwriter(s), at the offices where normally kept, during reasonable business hours, financial and other records, pertinent corporate documents and properties of the Company and its Subsidiaries, and cause the officers, directors and employees of the Company and its Subsidiaries to supply all information in each case reasonably requested by any such representative, managing underwriter(s), attorney or accountant in connection with such Registration Statement.

          (q) Cause its officers to use their reasonable best efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, by participation in "road shows") taking into account the Company's business needs.

          (r) Otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and any applicable national securities exchange, and make available to its security holders, as soon as reasonably practicable (but not more than 18 months) after the effective date of the registration statement, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act.

          Section 2.4. Certain Additional Agreements.

          (a) The Company may require each Selling Holder to furnish to the Company in writing such information required in connection with such registration regarding such Selling Holder and the distribution of such Registrable Securities as the Company may, from time to time, reasonably request in writing and the Company may exclude from such registration the Registrable Securities of any Selling Holder who fails to furnish such information within a reasonable time after receiving such request.

          (b) Each Selling Holder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(c)(iii) or (c)(vi) hereof, such Holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 2.3(k) hereof, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus; provided, however, that (i) in no event shall such discontinuance exceed the time period set forth in Section 2.1(e) hereof, and
(ii) the Company shall extend the time periods under Section 2.1 and Section 2.2 with respect to the length of time that the effectiveness of a Registration Statement must be maintained by the amount of time the Holder is required to discontinue disposition of such securities.

          (c) The Company shall not enter into any agreement with respect to any equity securities that grants or provides holders of such securities with registration rights that have terms more favorable than the registration rights granted to holders of the Registrable Securities in this Agreement unless similar rights are granted to holders of Registrable Securities. The Company shall provide the Holders' Representative with a copy of any such agreement promptly after its execution and the Holders' Representative shall notify the Company within 60 days thereafter of such more favorable terms. The failure of the Holders' Representative to so notify the Company shall not release, waive or otherwise affect the Company's obligations pursuant to this Section 2.4(c), except to the extent that the Company is prejudiced as a result of such failure.

          (d) Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sale of Registrable Securities pursuant to the Registration Statement.

          (e) If requested by the Holders, the Company shall cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free of all restrictive legends (other than those required by applicable law), and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.

          Section 2.5. Indemnification.

          (a) Indemnification by the Company. The Company shall indemnify and hold harmless, to the fullest extent permitted by Law, each Selling Holder whose Registrable Securities are covered by a Registration Statement or Prospectus, the officers, directors, partners (limited and general), members, managers, shareholders, accountants, attorneys, agents and employees of each of them, each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) each such Selling Holder and the officers, directors, partners (limited and general), members, managers, shareholders, accountants, attorneys, agents and employees of each such controlling Person, each underwriter (including any Holder that is deemed to be an underwriter pursuant to any SEC comments or policies), if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (collectively, "Holder Indemnitees"), from and against any and all losses, claims, damages, liabilities, expenses (including, without limitation, costs of preparation and reasonable attorneys' fees and any other reasonable fees or expenses incurred by such party in connection with any investigation or Action), judgments, fines, penalties, charges and amounts paid in settlement (collectively, "Losses"), as incurred, arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in any applicable Registration Statement (or in any preliminary or final Prospectus contained therein, any document incorporated by reference therein or Issuer Free Writing Prospectus related thereto) or any other offering circular, amendment of or supplement to any of the foregoing or other document incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein (in the case of a final or preliminary Prospectus, in light of the circumstances under which they were made) a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or of the Exchange Act in connection with any such registration, qualification, or compliance; provided, that the Company will not be liable to a Selling Holder or underwriter, as the case may be, in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission by such Selling Holder or underwriter, as the case may be, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement (or in any preliminary or final Prospectus contained therein, any document incorporated by reference therein or Issuer Free Writing Prospectus related thereto), offering circular, amendment of or supplement to any of the foregoing or other document in reliance upon and in conformity with written information furnished to the Company by such Selling Holder or underwriter specifically for inclusion in such document; and provided, further, that the Company will not be liable to any Person who participates as an underwriter in any underwritten offering or sale of Registrable Securities, or to any Person who is a selling Holder in any non-underwritten offering or sale of Registrable Securities, or any other Person, if any, who controls such underwriter or selling Holder within the meaning of the Securities Act, under the indemnity agreement in this Section 2.5 with respect to any preliminary Prospectus or the final Prospectus (including any amended or supplemented preliminary or final Prospectus), as the case may be, to the extent that any such loss, claim, damage or liability of such underwriter, selling Holder or controlling Person results from the fact that such underwriter or selling Holder sold Registrable Securities to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final Prospectus as then amended or supplemented, whichever is most recent, if the Company has previously furnished copies thereof to such underwriter or selling Holder and such final Prospectus, as then amended or supplemented, has corrected any such misstatement or omission. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Holder Indemnitee or any other Holder and shall survive the transfer of such securities. The foregoing indemnity agreement is in addition to any liability that the Company may otherwise have to each Holder Indemnitee.

          (b) Indemnification by Selling Holders. In connection with any Registration Statement in which a Selling Holder is participating by registering Registrable Securities, such Selling Holder agrees, severally and not jointly with any other Person, to indemnify and hold harmless, to the fullest extent permitted by Law, the Company, the officers and directors of the Company, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) the Company, and each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (collectively, "Company Indemnitees"), from and against all Losses, as incurred, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such Registration Statement (or in any preliminary or final Prospectus contained therein, any document incorporated by reference therein or Issuer Free Writing Prospectus related thereto) or any other offering circular or any amendment of or supplement to any of the foregoing or any other document incident to such registration, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a final or preliminary Prospectus, in light of the circumstances under which they were made) not misleading, in each case solely to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement (or in any preliminary or final Prospectus contained therein, any document incorporated by reference therein or Issuer Free Writing Prospectus related thereto), offering circular, or any amendment of or supplement to any of the foregoing or other document in reliance upon and in conformity with written information furnished to the Company by such Selling Holder expressly for inclusion in such document. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any of its directors, officers or controlling Persons. The Company may require as a condition to its including Registrable Securities in any Registration Statement filed hereunder that the holder thereof acknowledge its agreement to be bound by the provisions of this Agreement (including Section 2.5) applicable to it.

          (c) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an "indemnified party"), such indemnified party shall give prompt notice to the party from which such indemnity is sought (the "indemnifying party") of any claim or of the commencement of any Action with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been actually prejudiced by such delay or failure. The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or Action, to assume, at the indemnifying party's expense, the defense of any such Action, with counsel reasonably satisfactory to such indemnified party; provided, however, that an indemnified party shall have the right to employ separate counsel in any such Action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (i) the indemnifying party agrees to pay such fees and expenses; (ii) the indemnifying party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such Action or fails to employ counsel reasonably satisfactory to such indemnified party, in which case the indemnified party shall also have the right to employ counsel and to assume the defense of such Action; or (iii) in the indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Action; provided, further, however, that the indemnifying party shall not, in connection with any one such Action or separate but substantially similar or related Actions in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the indemnifying party, such indemnified party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed). No indemnifying party will be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed). The indemnifying party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by all claimants or plaintiffs to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability in respect of such claim or litigation.

          (d) Contribution. (i) If the indemnification provided for in this
Section 2.5 is unavailable to an indemnified party in respect of any Losses (other than in accordance with its terms), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission.

          (ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.5(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph.

          (iii) No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          (e) Limitation on Holder Liability. Notwithstanding anything to the contrary contained in this Agreement, an indemnifying party that is a Holder shall not be required to indemnify or contribute any amount in excess of the amount by which the net proceeds received by such Holder from the sale of the Registrable Securities sold by such Holder in the applicable offering exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of the applicable untrue or alleged untrue statement or omission or alleged omission.

          Section 2.6. Rule 144; Rule 144A. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 or 144A under the Securities Act), and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

          Section 2.7. Underwritten Registrations. (a) If any offering of Registrable Securities is an underwritten offering, the Holders' Representative shall have the right to select the investment banker or investment bankers and managers to administer the offering, subject to approval by the Company, not to be unreasonably withheld or delayed. The Company shall have the right to select the investment banker or investment bankers and managers to administer any incidental or piggyback registration.

          (b) No Person may participate in any underwritten registration hereunder unless such Person (i) agrees to sell the Registrable Securities or Other Securities it desires to have covered by the registration on the basis provided in any underwriting arrangements in customary form (including pursuant to the terms of any over-allotment or "green shoe" option requested by the managing underwriter, provided that no such Person will be required to sell more than the number of Registrable Securities that such Person has requested the Company to include in any registration), and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements, provided that such Person (other than the Company) shall not be required to make any representations or warranties other than those related to title and ownership of shares and as to the accuracy and completeness of statements made in a Registration Statement, Prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company or the managing underwriter(s) by such Person and, provided further, that such Person's (other than the Company's) liability in respect of such representations and warranties shall not exceed such Person's net proceeds from the offering.

          Section 2.8. Registration Expenses. The Company shall pay all reasonable documented expenses incident to the Company's performance of or compliance with its obligations under this Article II, including, without limitation, (i) all registration and filing fees (including fees and expenses
(A) with respect to filings required to be made with the SEC, all applicable securities exchanges and/or the National Association of Securities Dealers, Inc. and (B) of compliance with securities or Blue Sky laws including any fees and disbursements of counsel for the underwriter(s) in connection with Blue Sky qualifications of the Registrable Securities pursuant to Section 2.3(h)), (ii) printing expenses (including expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriter(s), if any, or by the Holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses of the Company, (iv) fees and disbursements of counsel for the Company, (v) expenses of the Company incurred in connection with any road show, and (vi) fees and disbursements of all independent certified public accountants (including, without limitation, the expenses of any "comfort" letters required by this Agreement) and any other Persons, including special experts retained by the Company. In addition, the Company shall bear all of its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and rating agency fees and the fees and expenses of any Person, including special experts, retained by the Company. In addition, the Company shall pay the reasonable documented fees and disbursements of one firm of counsel for the Holders in connection with each registration under Article II, but the Company shall not be obligated to pay any underwriting discounts attributable to sales of Registrable Securities by Holders thereof.

                                   ARTICLE III

                                  MISCELLANEOUS

          Section 3.1. Conflicting Agreements. Each party represents and warrants that it has not granted and is not a party to any proxy, voting trust or other agreement that is inconsistent with or conflicts with any provision of this Agreement.

          Section 3.2. Termination. This Agreement shall terminate at such time as there are no Registrable Securities, except for the provisions of Sections 2.5, 2.6, 2.8 and this Article III, which shall survive such termination.

          Section 3.3. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Fairholme and, at any time when Fairholme is not the Holder of a majority of the Registrable Securities, the Holders of a majority of the aggregate number of Registrable Securities then held by all Holders. Any party hereto may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other parties (and, in the case of a waiver of any rights of the Holders at any time when Fairholme is not the Holder of a majority of the Registrable Securities, by an instrument in writing signed by the Holders of a majority of the aggregate number of Registrable Securities then held by all Holders). The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

          Section 3.4. Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

          Section 3.5. Entire Agreement. This Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

          Section 3.6. Successors and Assigns. Neither this Agreement nor any right or obligation hereunder is assignable in whole or in part by any party without the prior written consent of the other party hereto; provided that Fairholme may transfer its rights and obligations hereunder (in whole or in part) to any Transferee (and any Transferee may transfer such rights and obligations to any subsequent Transferee) without the prior written consent of the Company; provided, further, that no such Transferee shall have the right under this Agreement to require a Demand Registration or participate in a Piggyback Registration if such Transferee (a) is able to immediately sell without restrictions under Rule 144 (or any successor provision) under the Securities Act all of the shares of Common Stock held by such Transferee, and
(b) holds less than one percent (1%) of the then-outstanding shares of Common Stock. Any such assignment shall be effective upon receipt by the Company of (x) written notice from the transferring Holder stating the name and address of any Transferee and identifying the number of shares of Registrable Securities with respect to which the rights under this Agreement are being transferred and the nature of the rights so transferred and (y) a written agreement in substantially the form attached as Exhibit A hereto from such Transferee to be bound by the applicable terms of this Agreement.

          Section 3.7. Counterparts; Execution by Facsimile Signature. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

          Section 3.8. Remedies. (a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach or threatened breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees to waive any requirement for the securing or posting of any bond in connection with such remedy.

          (b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

          Section 3.9. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day or (iii) one Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the addresses set forth below or such other address or facsimile number as a party may from time to time specify by notice to the other parties hereto:

               If to the Company: AmeriCredit Corp., 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102; Attention: Chris A. Choate; Fax:
               (817) 302-7915; and with a copy (which shall not constitute notice) to: Hunton & Williams LLP, 1445 Ross Avenue, Suite 3700, Dallas, Texas 75202; Attention: L. Steven Leshin; Fax (214) 880-0011

               If to Fairholme: Fairholme Funds, Inc., 4400 Biscayne Blvd., 9th Floor, Miami, FL 33137; Attention: President; Fax: (305) 358-8002; and with copies (which shall not constitute notice) to:
               Seward & Kissel LLP, 1200 G Street, NW, Washington, DC 20005;
               Attention: Paul M. Miller; Fax: (202) 737-5184; and Greenberg Traurig, P.A., 401 E. Olas Blvd., Suite 401, Fort Lauderdale, Florida 33301; Attention David C. Peck; Fax (954) 765-1477

          Section 3.10. Nature of Holders' Obligations. The obligations of each Holder under this Agreement are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this Agreement. Nothing contained herein, and no action taken by any Holder pursuant hereto or in connection herewith, shall be deemed to constitute the Holders as a partnership, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations or any of the transactions contemplated by this Agreement.

          Section 3.11. Governing Law; Consent to Jurisdiction. (a) This Agreement shall be governed in all respects by the laws of the State of New York, without regard to its conflicts of laws principles.

          (b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal or state court located in the Borough of Manhattan in the City of New York, New York in the event any dispute arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any Action relating to this Agreement in any court other than a Federal or state court located in the Borough of Manhattan in the City of New York, New York.

          (c) Each of the parties hereto hereby irrevocably and unconditionally waives trial by jury in any legal Action or proceeding in relation to this Agreement and for any counterclaim therein.


                            [signature page follows]

          IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.

                                           AMERICREDIT CORP.



                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:



                                           FAIRHOLME FUNDS, INC.


                                           By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                   [EXHIBIT A]


AmeriCredit Corp.
801 Cherry Street
Suite 3900
Fort Worth, TX 76102
Attention: General Counsel

Ladies and Gentlemen:

         Reference is made to the Registration Rights Agreement, dated as of December [__], 2008 (the "Agreement"). Capitalized terms used and not otherwise defined herein are used herein as defined in the Agreement. The undersigned ("Transferee") hereby: (i) acknowledges receipt of a copy of the Agreement; (ii) notifies the Company that, on [Date], Transferee acquired from [insert name of assigning Holder] (pursuant to a private transfer that was exempt from the registration requirements under the Securities Act) [describe the Registrable Securities that were transferred] (the "Transferred Securities") and an assignment of such transferor's rights under the Agreement with respect and to the Transferred Securities, and the Transferee has assumed from such transferor the liability of the transferor in respect of any and all obligations under the Agreement related to the Transferred Securities; and (iii) agrees to be bound by all terms of the Agreement with respect to the Transferred Securities applicable to a Holder of such Transferred Securities as if the Transferee was an original signatory to the Agreement. Notices to the Transferee for purposes of the Agreement may be addressed to: [ ], [ ], Attn: [ ], Fax: [ ]. This document shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to contracts executed in and to be performed entirely within that State.

                                           [Transferee]


                                           [By:]
                                                --------------------------------
                                           Name:
                                           [Title:]


cc:  [Transferor]

                                                                       Exhibit D
                                                                       ---------


                                                                  EXECUTION COPY

                      AMERICREDIT FINANCIAL SERVICES, INC.

                             NOTE PURCHASE AGREEMENT
                             -----------------------



Fairholme Funds, Inc.
4400 Biscayne Boulevard, 9th Floor
Miami, Florida 33137
                                                               November 24, 2008

Ladies and Gentlemen:

          AmeriCredit Financial Services, Inc., a corporation organized and existing under the laws of Delaware (the "Sponsor"), AFS SenSub Corp., a Nevada corporation (the "Seller"), and AmeriCredit Corp. ("AmeriCredit") (the Sponsor, the Seller and AmeriCredit, collectively, the "Companies" and each a "Company"), agree with you as follows:

          Section 1. Issuance of Notes. On or after the date of this Note Purchase Agreement (this "Agreement"), the Companies will authorize, sponsor and/or arrange the issuance and sale of certain classes of asset-backed notes (the "Notes") by AmeriCredit Automobile Receivables Trust 2008-2, a Delaware statutory trust (the "Trust"), pursuant to an indenture between the Trust and the trustee and trust collateral agent named therein (the "Trustee"). The Notes will be issued on the date (the "Closing Date") specified in the Indenture and shall be comprised of AmeriCredit Automobile Receivables Trust 2008-2 Class B Asset-Backed Notes (the "Class B Notes"), AmeriCredit Automobile Receivables Trust 2008-2 Class C Asset-Backed Notes (the "Class C Notes" and, together with the Class B Notes, the "Offered Notes") and certain additional classes of Notes as described in the Indenture (the Indenture, together with the PPM (as defined below) and any supplements or amendments related thereto, this Agreement, the Registration Rights Agreement (as defined below), the Offered Notes, the AmeriCredit Guaranty (as defined below) and the related transaction documents, collectively, the "Transaction Documents"). The assets of the Trust will include a pool of retail installment sale contracts secured by new or used automobiles, light duty trucks and vans (the "Receivables") and certain monies due thereunder. The Trust will enter into a Sale and Servicing Agreement among the Trust, the Sponsor, as servicer, the Seller and the entity named therein as trust collateral agent and backup servicer (the "Sale and Servicing Agreement") pursuant to which the Receivables will be serviced. The Offered Notes will be delivered by J.P. Morgan Securities Inc., as placement agent (the "Placement Agent") under a placement agent agreement, dated as of November 24, 2008 (the "Placement Agent Agreement") by and among the Sponsor, the Seller and the Placement Agent and the remaining Notes (the "Publicly Offered Notes") will be offered and delivered by the underwriters named in an underwriting agreement (the "Underwriting Agreement" and, together with the Placement Agent Agreement, the "Placement Agreements") by and among the Sponsor, the Seller and the representative .

          Section 2. Purchase and Sale of Offered Notes. (a) In consideration of the issuance of common stock in AmeriCredit Corp. to be made to Fairholme Funds, Inc. (the "Purchaser") pursuant to the Exchange Agreement (the "Exchange Agreement"), on the Closing Date the Purchaser shall purchase $50,645,000 principal amount of the Class B Notes that are issued by the Trust (or, if less, 100% of the principal amount of the Class B Notes that are so issued) and $72,581,000 of the Class C Notes that are issued by the Trust (or, if less, 100% of the principal amount of the Class C Notes that are so issued) so long as such Offered Notes meet the following criteria on the Closing Date:

               (i) all such Offered Notes shall be issued in book-entry form through the facilities of the Depository Trust Company;

               (ii) all such Offered Notes shall bear a CUSIP number indicating issuance by the Trust;

               (iii) the Offered Notes and the transaction pursuant to which the Offered Notes are issued will have the characteristics substantially as set forth in the Preliminary Private Placement Memorandum, dated November 20, 2008 (including the Preliminary Prospectus Supplement that is dated the same date, that is referenced therein and that was delivered to the Purchaser therewith) that was delivered to the Purchaser on November 20, 2008 (the "PPM"); provided, that if prior to November 24, 2008 (the "Pricing Date") one or more classes of notes issued by AmeriCredit Automobile Receivables Trust 2008-1 have been downgraded or placed on a negative watch list or the equivalent by either Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P") or Moody's Investors Service, Inc. ("Moody's"), then the Offered Notes and the transaction pursuant to which the Offered Notes are issued will instead have the characteristics set forth in a Preliminary Private Placement Memorandum that will be delivered to the Purchaser at least two (2) Business Days prior to the Closing Date that reflects any revisions to the Offered Notes or the Transaction that are required by either S&P or Moody's to ensure that the Class B Notes are rated at least "AA" by S&P and "Aa2" by Moody's on the Closing Date and the Class C Notes are rated at least "A" by S&P and "A3" by Moody's on the Closing Date; and

               (iv) the interest rate on the Offered Notes and the initial price to be paid by the Purchaser for the Offered Notes (the "Purchase Price") shall have been set on the Pricing Date (and reflected in the Placement Agent Agreement) at levels that, giving effect to the final interest rates established for the other Notes, are reasonably agreed upon by the Purchaser and the Companies to provide the Purchaser with an annual yield of 18% (or, if consented to by the Companies in their sole discretion, a greater annual yield) on each Offered Note.

          (b) The parties to this Agreement acknowledge and agree that the Seller may elect to structure a transaction for the purpose of issuing Offered Notes to be sold to the Purchaser hereunder and that such intent shall not affect the Purchaser's obligation to purchase the related Offered Notes (but such obligation will be subject to all of the terms and conditions of this Agreement).

          Section 3. Conditions of the Obligations of the Purchaser. The obligation of the Purchaser to purchase the Offered Notes pursuant to this Agreement is subject to (i) the accuracy on and as of the Closing Date of the representations and warranties on the part of the Companies set forth in Section 5 hereof, (ii) the accuracy of the statements of officers of the Companies made pursuant hereto, (iii) the performance by the Companies of all of their respective obligations hereunder, and (iv) the satisfaction of the following conditions as of the date of this Note Purchase Agreement (the "Execution Date") and/or as of the Closing Date, as applicable:

          (a) On the Closing Date, all conditions to the obligations of (i) the underwriters set forth in the Underwriting Agreement with respect to the Publicly Offered Notes and (ii) the Placement Agent set forth in the Placement Agent Agreement with respect to the Offered Notes shall have been complied with, and all such Notes shall have been duly and validly issued.

          (b) On the Closing Date, the Purchaser shall have received copies of all opinions of counsel delivered by or on behalf of the Companies, the Trustee, the Hedge Counterparty, if applicable, the Owner Trustee and the Trust pursuant to the terms of the Placement Agreements with such opinions of counsel either addressed to the Purchaser or accompanied by a letter permitting the Purchaser to rely on such opinions as if the same were addressed to the Purchaser.

          (c) On the Closing Date, the Purchaser shall have received copies of the ratings letters delivered by S&P and Moody's indicating that the Class B Notes are rated at least "AA" by S&P and "Aa2" by Moody's on the Closing Date and that the Class C Notes are rated at least "A" by S&P and "A3" by Moody's on the Closing Date.

          (d) On the Closing Date, the Purchaser shall have received a true and complete copy of all documents, letters and certificates delivered at the closing under the Placement Agreements.

          (e) On or prior to the Execution Date, the Purchaser shall have received from Dewey & LeBoeuf LLP, counsel for the Companies, a favorable opinion, dated the Execution Date and satisfactory in form and substance to the Purchaser and counsel for the Purchaser, to the effect that:

               (i) This Agreement has been duly authorized, executed and delivered by the Sponsor and constitutes the valid, legal and binding agreement of the Sponsor, enforceable against the Sponsor in accordance with its terms.

               (ii) This Agreement has been duly authorized, executed and delivered by the Seller and constitutes the valid, legal and binding agreement of the Seller, enforceable against the Seller in accordance with its terms.

               (iii) This Agreement and the Exchange Agreement have been duly authorized, executed and delivered by AmeriCredit Corp. and constitute the valid, legal and binding agreement of AmeriCredit Corp., enforceable against AmeriCredit Corp. in accordance with their terms.

               (iv) No consent, approval, authorization or order of, registration or filing with, or notice to, courts, governmental agency or body or other tribunal is required under federal laws or the laws of the State of New York, for the execution, delivery and performance by the Sponsor, the Seller and AmeriCredit Corp. of this Agreement, or by AmeriCredit Corp. of the Exchange Agreement, except such as have been obtained.

               (v) None of the execution, delivery or performance by each of the Sponsor, the Seller and AmeriCredit Corp. of this Agreement, or by AmeriCredit Corp. of the Exchange Agreement (a) conflicts or will conflict with or results or will result in a breach of, or constitutes or will constitute a default under, any organizational document of the Companies or any law, rule or regulation of the State of New York or the federal government presently in effect, (b) to such counsel's knowledge, results in, or will result in the creation or imposition of any lien, charge or encumbrance upon any Offered Notes, or (c) by operation of law, results in, or will result in the creation or imposition of any lien, charge or encumbrance upon any Offered Notes.

          (f) On or prior to the Closing Date, the Purchaser shall have received from Dewey & LeBoeuf LLP, counsel for the Companies, a favorable opinion, dated the Closing Date and satisfactory in form and substance to the Purchaser and counsel for the Purchaser, to the effect that:

               (i) The Registration Rights Agreement has been duly authorized, executed and delivered by the Sponsor and constitutes the valid, legal and binding agreement of the Sponsor, enforceable against the Sponsor in accordance with its terms.

               (ii) The Registration Rights Agreement has been duly authorized, executed and delivered by the Seller and constitutes the valid, legal and binding agreement of the Seller, enforceable against the Seller in accordance with its terms.

               (iii) The Registration Rights Agreement and the AmeriCredit Guaranty have been duly authorized, executed and delivered by AmeriCredit Corp. and constitute the valid, legal and binding agreement of AmeriCredit Corp., enforceable against AmeriCredit Corp. in accordance with their terms.

               (iv) No consent, approval, authorization or order of, registration or filing with, or notice to, courts, governmental agency or body or other tribunal is required under federal laws or the laws of the State of New York, for the execution, delivery and performance by the Sponsor, the Seller and AmeriCredit Corp. of the Registration Rights Agreement, or by AmeriCredit Corp. of the AmeriCredit Guaranty, except such as have been obtained.

               (v) None of the execution, delivery or performance by each of the Sponsor, the Seller and AmeriCredit Corp. of the Registration Rights Agreement, or by AmeriCredit Corp. of the AmeriCredit Guaranty (a) conflicts or will conflict with or results or will result in a breach of, or constitutes or will constitute a default under, any organizational document of the Companies or any law, rule or regulation of the State of New York or the federal government presently in effect, (b) to such counsel's knowledge, results in, or will result in the creation or imposition of any lien, charge or encumbrance upon any Offered Notes, or
     (c) by operation of law, results in, or will result in the creation or imposition of any lien, charge or encumbrance upon any Offered Notes.

               (vi) The sale of the Offered Notes to the Purchaser is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). (vii) The Purchaser will have, upon payment of the purchase price for the Class B Notes and Class C Notes in the manner set forth in the Placement Agent Agreement, good and marketable title to the Class B Notes and Class C Notes free and clear of all liens, charges or encumbrances of any nature whatsoever (other than any such liens, charges or encumbrances created by the Purchaser).

          (g) On the Closing Date, the Purchaser shall have received from the Sponsor a certificate dated as of the Closing Date executed by an authorized officer of the Sponsor to the effect that the signer of such certificate has carefully examined this Agreement and that: (i) the representations and warranties of the Sponsor in this Agreement are true and correct at and as of the Closing Date with the same effect as if made on the Closing Date and (ii) the Sponsor has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

          (h) On the Closing Date, the Purchaser shall have received from the Seller a certificate dated as of the Closing Date executed by an authorized officer of the Seller to the effect that the signer of such certificate has carefully examined this Agreement and that: (i) the representations and warranties of the Seller in this Agreement are true and correct at and as of the Closing Date with the same effect as if made on the Closing Date and (ii) the Seller has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

          (i) On the Closing Date, the Purchaser shall have received from AmeriCredit a certificate dated as of the Closing Date executed by an authorized officer of AmeriCredit to the effect that the signer of such certificate has carefully examined this Agreement and that: (i) the representations and warranties of AmeriCredit in this Agreement are true and correct at and as of the Closing Date with the same effect as if made on the Closing Date and (ii) AmeriCredit has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

          (j) On or prior to the Execution Date, the Purchaser shall have received from J. Michael May, Esq., corporate counsel of the Companies, a favorable opinion, dated the Execution Date and satisfactory in form and substance to the Purchaser and counsel for the Purchaser to the effect that:

               (i) AmeriCredit has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Texas. The Sponsor has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware. The Seller has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada. Each of AmeriCredit, the Sponsor and the Seller has full corporate power to own its property or assets and to conduct its business as presently conducted by it, and is in good standing in each jurisdiction in which the conduct of its business or the ownership of its property or assets requires such qualification or where the failure to be so qualified would have a material adverse effect on its general affairs, business, management, financial condition, stockholders' equity, results of operations, regulatory situation or business prospects.

               (ii) This Agreement has been duly authorized, executed and delivered by authorized officers or signers of AmeriCredit, the Sponsor and the Seller, as applicable.

               (iii) The execution, delivery and performance of this Agreement by AmeriCredit will not conflict with or result in a material breach of (1) any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien upon any of the property or assets of AmeriCredit, (2) the terms of the certificate of incorporation or the by-laws of the AmeriCredit, (3) any statute, rule, regulation or order of any governmental agency or body of the State of Texas, or any Texas state court having jurisdiction over AmeriCredit or its property or assets, or (4) any material agreement or instrument known to such counsel to which AmeriCredit is a party or by which AmeriCredit or any of its property or assets is bound.

               (iv) The execution, delivery and performance of this Agreement by the Sponsor will not conflict with or result in a material breach of (1) any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien upon any of the property or assets of the Sponsor, (2) the terms of the certificate of incorporation or the by-laws of the Sponsor, (3) any statute, rule, regulation or order of any governmental agency or body of the State of Delaware, or any Delaware state court having jurisdiction over the Sponsor or its property or assets, or (4) any material agreement or instrument known to such counsel to which the Sponsor is a party or by which the Sponsor or any of its property or assets is bound.

               (v) The execution, delivery and performance of this Agreement by the Seller will not conflict with or result in a material breach of (1) any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien upon any of the property or assets of the Seller, (2) the terms of the articles of incorporation or the by-laws of the Seller, (3) any statute, rule, regulation or order of any governmental agency or body of the State of Nevada, or any Nevada state court having jurisdiction over the Seller or its property or assets or (4) any material agreement or instrument known to such counsel, to which the Seller is a party or by which the Seller or any of its property or assets is bound.

               (vi) No authorization, approval, consent or order of, or filing with, any court or governmental agency or authority of the State of Texas is necessary in connection with the execution, delivery and performance by AmeriCredit of this Agreement.

               (vii) No authorization, approval, consent or order of, or filing with, any court or governmental agency or authority of the State of Delaware is necessary in connection with the execution, delivery and performance by the Sponsor of this Agreement.

               (viii) No authorization, approval, consent or order of, or filing with, any court or governmental agency or authority of the State of Nevada is necessary in connection with the execution, delivery and performance by the Seller of this Agreement.

               (ix) There are no legal or governmental proceedings pending to which AmeriCredit, the Sponsor or the Seller is a party or of which any property or assets of AmeriCredit, the Sponsor or the Seller is the subject, and no such proceedings are to the best of such counsel's knowledge threatened or contemplated by governmental authorities against AmeriCredit, the Sponsor or the Seller, that, (i) assert the invalidity against AmeriCredit, the Sponsor or the Seller of all or any part of this Agreement or (ii) could adversely affect AmeriCredit's, the Sponsor's or the Seller's obligations under this Agreement.

                  (k) On or prior to the Closing Date, the Purchaser shall have received from J. Michael May, Esq., corporate counsel of the Companies, a favorable opinion, dated the Closing Date and satisfactory in form and substance to the Purchaser and counsel for the Purchaser to the effect that:

               (i) AmeriCredit has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Texas. The Sponsor has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware. The Seller has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada. Each of AmeriCredit, the Sponsor and the Seller has full corporate power to own its property or assets and to conduct its business as presently conducted by it, and is in good standing in each jurisdiction in which the conduct of its business or the ownership of its property or assets requires such qualification or where the failure to be so qualified would have a material adverse effect on its general affairs, business, management, financial condition, stockholders' equity, results of operations, regulatory situation or business prospects.

               (ii) This Registration Rights Agreement, the Exchange Agreement, the Note Purchase Agreement and the AmeriCredit Guaranty have been duly authorized, executed and delivered by authorized officers or signers of AmeriCredit, the Sponsor and the Seller, as applicable.

               (iii) The execution, delivery and performance of the Registration Rights Agreement, the Exchange Agreement, the Note Purchase Agreement and the AmeriCredit Guaranty by AmeriCredit will not conflict with or result in a material breach of (1) any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien upon any of the property or assets of AmeriCredit, (2) the terms of the certificate of incorporation or the by-laws of the AmeriCredit, (3) any statute, rule, regulation or order of any governmental agency or body of the State of Texas, or any Texas state court having jurisdiction over AmeriCredit or its property or assets, or (4) any material agreement or instrument known to such counsel to which AmeriCredit is a party or by which AmeriCredit or any of its property or assets is bound.

               (iv) The execution, delivery and performance of the Registration Rights Agreement, the Note Purchase Agreement and the Exchange Agreement by the Sponsor will not conflict with or result in a material breach of (1) any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien upon any of the property or assets of the Sponsor, (2) the terms of the certificate of incorporation or the by-laws of the Sponsor, (3) any statute, rule, regulation or order of any governmental agency or body of the State of Delaware, or any Delaware state court having jurisdiction over the Sponsor or its property or assets, or (4) any material agreement or instrument known to such counsel to which the Sponsor is a party or by which the Sponsor or any of its property or assets is bound.

               (v) The execution, delivery and performance of the Registration Rights Agreement and the Note Purchase Agreement by the Seller will not conflict with or result in a material breach of (1) any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien upon any of the property or assets of the Seller,
     (2) the terms of the articles of incorporation or the by-laws of the Seller, (3) any statute, rule, regulation or order of any governmental agency or body of the State of Nevada, or any Nevada state court having jurisdiction over the Seller or its property or assets or (4) any material agreement or instrument known to such counsel, to which the Seller is a party or by which the Seller or any of its property or assets is bound.

               (vi) No authorization, approval, consent or order of, or filing with, any court or governmental agency or authority of the State of Texas is necessary in connection with the execution, delivery and performance by AmeriCredit of the Registration Rights Agreement, the Note Purchase Agreement or the AmeriCredit Guaranty.

               (vii) No authorization, approval, consent or order of, or filing with, any court or governmental agency or authority of the State of Delaware is necessary in connection with the execution, delivery and performance by the Sponsor of the Registration Rights Agreement or the Note Purchase Agreement.

               (viii) No authorization, approval, consent or order of, or filing with, any court or governmental agency or authority of the State of Nevada is necessary in connection with the execution, delivery and performance by the Seller of the Registration Rights Agreement or the Note Purchase Agreement.

               (ix) There are no legal or governmental proceedings pending to which AmeriCredit, the Sponsor or the Seller is a party or of which any property or assets of AmeriCredit, the Sponsor or the Seller is the subject, and no such proceedings are to the best of such counsel's knowledge threatened or contemplated by governmental authorities against AmeriCredit, the Sponsor or the Seller, that, (i) assert the invalidity against AmeriCredit, the Sponsor or the Seller of all or any part of the Registration Rights Agreement, the Exchange Agreement, the Note Purchase Agreement or the AmeriCredit Guaranty, as applicable, or (ii) could adversely affect AmeriCredit's, the Sponsor's or the Seller's obligations under the Registration Rights Agreement, the Exchange Agreement, the Note Purchase Agreement or the AmeriCredit Guaranty, as applicable.

          (l) All proceedings in connection with the transactions contemplated by this Agreement, and all documents incident hereto, shall be reasonably satisfactory in form and substance to the Purchaser and counsel for the Purchaser, and the Purchaser and counsel for the Purchaser shall have received such other information, opinions, certificates and documents as they may reasonably request in writing.

          (m) The Purchaser and the Companies shall have entered into the Exchange Agreement on or prior to the Execution Date.

          (n) On or prior to the Closing Date, (i) the Purchaser, AmeriCredit and the Seller shall have entered into a registration rights agreement (the "Registration Rights Agreement") providing for the registration of the Offered Notes and the AmeriCredit Guaranty under the Securities Act of 1933, as amended (the "Securities Act") and (ii) AmeriCredit shall have issued the limited guaranty relating to the Offered Notes (the "AmeriCredit Guaranty"). If any condition specified in this Section 3 shall not have been fulfilled when and as required to be fulfilled, the Purchaser shall have no obligation to purchase the Offered Notes.

          Section 4. Delivery and Payment.

          (a) The Purchase Price for the Offered Notes shall be determined in accordance with Section 2(a)(iv), shall be set forth in the Placement Agent Agreement and shall be paid by the Purchaser to the Placement Agent at the time and place and in the manner set forth in the Placement Agent Agreement, which shall be by wire or other electronic transfer of immediately available funds to such account(s) of the Placement Agent as shall be agreed to by the Purchaser and the Placement Agent.

          (b) Subject to the terms and conditions of this Agreement, the Offered Notes shall be purchased on the Closing Date. Payment of the purchase price for, and delivery of, any Offered Notes to be purchased by the Purchaser shall be made at the office of Dewey & LeBoeuf LLP, 1301 Avenue of the Americas, New York, New York, or at such other place as shall be agreed upon by the Purchaser and the Companies, at the closing time specified in the Placement Agent Agreement, or at such other time or date as shall be agreed upon in writing by the Purchaser and the Companies. The Companies shall cause each of the Offered Notes to be issued and authenticated by the Indenture Trustee in accordance with the terms and provisions of the Indenture in the form of one or more global certificates registered in the name of Cede & Co., as nominee for The Depository Trust Company. Upon payment for the Offered Notes, the Companies shall cause the Offered Notes to be delivered to the Purchaser's custodian in book-entry form through DTC in accordance with instructions as such custodian shall provide to the Placement Agent.

          (c) The Companies agree to have the Offered Notes available for inspection by the Purchaser in New York, New York, not later than 12:00 P.M. New York City time on the business day prior to the Closing Date.

          Section 5. Representations and Warranties. Each of the Companies, jointly and severally, represents, warrants and agrees with the Purchaser, that as of the Execution Date and as of the Closing Date, as applicable and, with respect to such representations, warranties and agreements that are made on the Execution Date, only with respect to those Transaction Documents that have been executed by the parties thereto as of such date:

          (a) Each of the Companies have been duly incorporated and is validly existing as a corporation in good standing under the laws of their jurisdiction of incorporation, is not an "investment company" as defined in the Investment Company Act of 1940, as amended, is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which their ownership or lease of property or the conduct of their business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the general affairs, business, management, financial condition, stockholders' equity, results of operations, regulatory situation or business prospects of the Companies, as applicable, and has all power and authority necessary to own or hold their properties, to conduct the business in which it is engaged and to enter into and perform their obligations under the related Transaction Documents.

          (b) There are no actions, proceedings or investigations pending before or threatened by any court, administrative agency or other tribunal to which any of the Companies is a party or of which any of the properties of the Companies are the subject (i) which if determined adversely to it is likely to have a material adverse effect individually, or in the aggregate, on the general affairs, business, management, financial condition, stockholders' equity, results of operations, regulatory situation or business prospects of the Companies, (ii) asserting the invalidity of the Transaction Documents, in whole or in part, or any Offered Notes, (iii) seeking to prevent the consummation by the Companies of any of the transactions contemplated by the Transaction Documents, in whole or in part, or (iv) which if determined adversely is likely to materially and adversely affect the performance by the Companies of their obligations under, or the validity or enforceability of, the Transaction Documents, in whole or in part, or any Offered Notes.

          (c) The Transaction Documents have been duly authorized, validly executed and delivered by the Companies and constitutes a valid and binding agreement of the Companies, as applicable, enforceable against the Companies, as applicable in accordance with its terms, except to the extent that the enforceability hereof may be subject (x) to insolvency, reorganization, moratorium, receivership, conservatorship, or other similar laws, regulations or procedures of general applicability now or hereafter in effect relating to or affecting creditors' rights generally and (y) to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

          (d) The issuance and sale of the Offered Notes in the manner described herein and in the PPM, and the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in a breach of or violate any term or provision of or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, or other agreement or instrument to which any of the Companies is a party, by which any of the Companies may be bound or to which any of the property or assets of any of the Companies or any of their subsidiaries may be subject, nor will such actions result in any violation of the provisions of the certificate or articles of incorporation or by-laws of any of the Companies or any law, statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Companies or any of their respective properties or assets.

          (e) No consent, approval, authorization, order, registration or qualification of or with any federal or state court or governmental agency or body of the United States or any third party is required for the issuance and sale of the Offered Notes in the manner described herein and in the PPM, or the consummation by the Companies of any of the other transactions contemplated by the Transaction Documents, except such consents, approvals, authorizations, registrations or qualifications as may have been obtained or effected and, as of the Closing Date, no registration of the Offered Notes under the Securities Act is required for the issuance and sale of the Offered Notes in the manner described herein and in the PPM, or the consummation by the Companies of any of the other transactions contemplated by the Transaction Documents.

          (f) The Companies possess all material licenses, certificates, authorities or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct the business now conducted by it and the Companies have not received notice of any proceedings relating to the revocation or modification of such license, certificate, authority or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, is likely to materially and adversely affect the conduct of their business, operations, financial condition or income.

          (g) Any taxes, fees and other governmental charges in connection with the execution, delivery and issuance the Transaction Documents or the sale of the Offered Notes that are required to be paid by the Sponsor or any of its affiliates at or prior to the Execution Date or the Closing Date have been or will be paid at or prior to the Execution Date or the Closing Date.

          (h) Any certificate signed by an officer of the Companies and delivered to the Purchaser or the Purchaser's counsel in connection with this Agreement shall constitute a representation and warranty as to the matters covered thereby to each person to whom the representations and warranties in this Section 5 are made.

          (i) Each Offered Note will be free and clear of any lien, charge or encumbrance (collectively, "Liens"), and upon sale of each Offered Note to the Purchaser, the Purchaser shall have good and marketable title to such Offered Note, free and clear of any Liens.

          (j) On the Closing Date, the representations and warranties of the Companies, as applicable, in the Placement Agreements are incorporated herein by reference with the same force and effect as though set forth herein, and are true and correct.

          (k) AmeriCredit has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC during the last three years pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). AmeriCredit's most recent annual report on Form 10-K and each other report, registration statement, proxy statement and other document filed with the SEC during the last three years (the "SEC Documents") complied at the time of filing (or, if amended, at the time of amendment) in all material respects with the requirements of the Exchange Act, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (l) No representation or warranty of the Companies in the Transaction Documents contains or will contain any untrue statement of a material fact nor do such representations and warranties taken as a whole omit any material statement necessary in order to make the investments decision or to make any material statement contained therein not misleading. To the knowledge of the Companies, there is no fact that has not been disclosed hereunder to the Purchaser that might reasonably be expected to have a material adverse effect
(1) on the direct or indirect assets, liabilities, operations, business or conditions (financial or otherwise) of the Companies; or (2) on the ability of the Companies to continue to operate their businesses in substantially the same manner as each business is conducted as of the date hereof.

          Section 6. Payment of Expenses.

          A. The Companies agree to promptly pay all expenses in connection with this Agreement and the transactions contemplated herein, including, without limitation: (i) the fees and disbursements of Dewey & LeBoeuf LLP, counsel to the Companies, (ii) the fees and disbursements of Greenberg Traurig, P.A. and Seward & Kissel LLP, counsel to the Purchaser, (iii) the fees charged by S&P and Moody's for rating the Notes, (iv) the due diligence and/or other out-of-pocket expenses incurred by the Purchaser in connection with the structuring of the transactions relating to this Agreement and the preparation of this Agreement in an amount not to exceed $25,000, whether or not the transactions contemplated hereby occur and (v) any fees and expenses that the holders may at any time or from time to time incur in connection with enforcing their rights under any Offered Notes.

          B. If any of the Companies requests an amendment to, or waiver, extension or other indulgence under, this Agreement, any out-of-pocket expenses incurred by the Purchaser including legal fees of Purchaser's counsel shall be paid by the Companies upon demand.

          Section 7. Agreements regarding the Offering. (a) The Companies hereby covenant that:

               (i) None of the Companies nor any affiliate (as defined in Rule 501(b) of the Securities Act, an "Affiliate") of a Company shall directly, or through any agent, (i) sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of, any security (as defined in the Securities Act) that is or will be integrated with the sale of the Offered Notes in a manner that would require the registration under the Securities Act of the Offered Notes or (ii) engage in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offering of the Offered Notes or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

               (ii) Prior to the Closing Date, the Companies shall extend to the Purchaser the opportunity, to ask questions of, and receive answers from, the Companies concerning the Receivables, the Offered Notes and the terms and conditions of the offering thereof and to obtain any information that the Purchaser may consider necessary in making an informed investment decision or to verify the accuracy of the information set forth in the PPM, to the extent that Companies possess the same or can acquire it without unreasonable effort or expense. (iii) While any Offered Notes remain outstanding, the Companies will make available, upon request, to the Purchaser and any holder and any prospective purchaser of such Offered Notes the information concerning the Companies specified in Rule 144A(d)(4) under the Securities Act.

The provisions of this Section 7(a) shall remain in full force and effect other than at such times that a registration statement is effective with respect to the Offered Notes.

          (b) The Purchaser hereby covenants that (i) on or prior to the Closing Date it will provide the Companies with a signed certificate of an authorized officer of the Purchaser representing certain facts reasonably requested by the Companies to ascertain that the Purchaser is an "accredited investor" (as defined in the Securities Act) and is otherwise eligible to purchase the Offered Notes in the manner described herein and in the PPM and (ii) on or prior to the Pricing Date it will provide the Companies with a signed certificate of an authorized officer of the Purchaser reaffirming the Purchaser's decision to invest in the Offered Notes following its receipt of the final Preliminary Private Placement Memorandum distributed by the Companies in connection with the offering of the Offered Notes.

          Section 8. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement or contained in certificates of officers of the Companies submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the Purchaser, or by or on behalf of the Companies and shall survive delivery of any Offered Notes to the Purchaser. The Companies hereby agree, jointly and severally, to indemnify the Purchaser, its affiliates, and each of their directors, officers and employees against all losses, claims, damages, costs, liabilities, penalties, judgments and expenses (including, without limitation, reasonable legal fees) for or on account of or arising out of or relating to or in connection with any breach of this Agreement by a Company, including, without limitation, any breach of any representation or warranty or covenant of a Company herein.

          Section 9. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication to:


The Purchaser:                      Fairholme Funds Inc.
                                    4400 Biscayne Boulevard, 9th Floor
                                    Miami, Florida 33137
                                    Attn:  President
                                    Fax:  (305) 358-8002

                                    with copies to:

                                    Greenberg Traurig, P.A.
                                    401 E. Las Olas Blvd., Suite 2000
                                    Fort Lauderdale, Florida 33301
                                    Attn:  David C. Peck
                                    Fax:  (954) 765-1477

                                    Seward & Kissel LLP
                                    1200 G Street, NW
                                    Suite 350
                                    Washington, DC 20005
                                    Attn:  Paul Miller
                                    Fax:  (202) 737-5184

The Sponsor:                        AmeriCredit Financial Services, Inc.
                                    801 Cherry Street, Suite 3900
                                    Fort Worth, Texas 76102
                                    Attention:  Chief Financial Officer
                                    Fax:  (817) 302-7915

The Seller:                         AFS SenSub Corp.
                                    2265 B Renaissance Drive, Suite 17
                                    Las Vegas, Nevada 89119

                                    c/o AmeriCredit Financial Services, Inc.
                                    801 Cherry Street, Suite 3900
                                    Fort Worth, Texas 76102
                                    Attention:  Chief Financial Officer
                                    Fax:  (817) 302-7915

          Section 10. Parties. This Agreement shall inure to the benefit of and be binding upon the Purchaser and the Companies, and their respective successors or assigns. Nothing expressed or mentioned in this Agreement is intended nor shall it be construed to give any person, firm or corporation, other than the parties hereto and their respective successors, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties and their respective successors (to the extent of their rights as specified herein) and except as provided above for the benefit of no other person, firm or corporation.

          Section 11. GOVERNING LAW ; WAIVER OF JURY TRIAL; CONSENT TO JURISDICTION. (a) THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

          (b) THE COMPANIES AND THE PURCHASER HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.

          (c) Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby shall be brought in the United States District Court for the Southern District of New York, or any New York State court, sitting in New York, New York in the Borough of Manhattan, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

          Section 12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but together they shall constitute but one instrument.

          Section 13. Confidentiality. The existence and terms and conditions of this Agreement shall be deemed confidential and the Companies and the Purchaser agree that no disclosure of the transactions contemplated hereby shall be made by them or their respective representatives to any third party without the prior written consent of the other, except as may be required by applicable statute, law, rule or regulation, including, without limitation, any disclosure regarding the foregoing in any filings that are made by any Company or any affiliate of a Company, or by the Purchaser or its affiliates, pursuant to any filings required to be made pursuant to the Exchange Act, in any prospectus, prospectus supplement or registration statement prepared pursuant to the Securities Act, or in any press release announcing entry into this Agreement and related transactions.

          Section 14. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of or affect the meaning or interpretation of, this Agreement.

          Section 15. Amendments and Waivers. This Agreement may not be amended, supplemented or modified in any manner unless evidenced by a writing executed by the Companies and the Purchaser.


                  [Remainder of Page Intentionally Left Blank]

          If the foregoing is in accordance with the Purchaser's understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement between the Purchaser, the Sponsor and the Seller in accordance with its terms.

                                  Very truly yours,



                                  AMERICREDIT FINANCIAL SERVICES, INC.


                                  By: /s/ Susan B. Sheffield
                                      ------------------------------------------
                                      Name:  Susan B. Sheffield
                                      Title: Executive Vice President,
                                             Structured Finance


                                  AFS SENSUB CORP.


                                  By: /s/ Susan B. Sheffield
                                      ------------------------------------------
                                      Name:  Susan B. Sheffield
                                      Title: Executive Vice President,
                                             Structured Finance


                                  AMERICREDIT CORP.


                                  By: /s/ Susan B. Sheffield
                                      ------------------------------------------
                                      Name:  Susan B. Sheffield
                                      Title: Executive Vice President,
                                             Structured Finance


CONFIRMED AND ACCEPTED, as of
the date first above written:

FAIRHOLME FUNDS, INC.


By:  /s/ Bruce R. Berkowitz
     -------------------------
     Name:  Bruce R. Berkowitz
     Title: President


SK 22146 0003 941334